Semiannual Report

June 30, 2006



Laudus Rosenberg VIT Value Long/Short Equity Fund

Table of Contents

The Fund is a series of the Laudus Variable Insurance Trust (the ''Trust''), an open-end management investment company. Except as explicitly described otherwise, the investment objective and policies of the Fund may be changed without shareholder approval. The Fund is advised by Charles Schwab Investment Management, Inc. (''CSIM''). AXA Rosenberg Investment Management LLC (''AXA Rosenberg'') acts as Sub-adviser to the Fund. The Fund is distributed by **ALPS Distributors, Inc.**

Management's Discussion for the six month period ended June 30, 2006

Market Overview

U.S. equity markets were modestly positive during the first half of 2006. The S&P 500 Index returned 4.64% in the first quarter, followed by a modest loss of 1.44% in the second quarter. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices. A factor in the volatility was speculation about the Fed's short-term interest rate moves, as investors vacillated between believing the increases were ending and expectations of still more rate hikes.

Value seems to have made a comeback since late last year when growth indices led in several market segments. Large-cap value showed a strong performance in the first half of 2006. From a sector perspective, Energy stocks showed solid gains throughout the first half of the year. Utility stocks bounced back to show a positive performance for the second quarter in contrast to their performance in the first quarter. Strong earnings and merger activity propelled the Telecomm sector into the lead among economic sectors during the second quarter.

Laudus Rosenberg VIT Value Long/Short Equity Fund Performance Overview

Total returns below are for the six-month period ended 6/30/06. For performance details see page 2.

Laudus Rosenberg VIT Value Long/Short Equity Fund[(1)(2)]

Class 2 shares	90-Day U.S. Treasury Bills (T-bills)
6.05%	2.40%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, please call 866.452.8387.

Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory or administrative fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Total returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

Investments in long/short funds are more volatile and risky than some other forms of investments. Since they have both long and short portfolios, an investment will involve risks associated with twice the number of investment decisions made for a typical stock fund. These types of funds typically have a high portfolio turnover that could increase transaction costs and cause short-term capital gains to be realized. While it may be the intent of the Manager to take long positions in stocks that outperform the market and short positions in stocks that underperform the market, there is no assurance that the Manager will be successful.

The Fund may sell a security short by borrowing it from a third party and selling it at the then-current market price. The Fund is obligated to buy the security on a later date so it can return the security to the lender. Short sales involve the risk that the Fund will incur a loss by subsequently buying a security at a higher price than the price at which the Fund previously sold the security short. Moreover, because the Fund's loss on a short sale arises from increases in the value of the security sold short, the extent of such loss is theoretically unlimited.

Since risk in long/short funds relates specifically to the Manager's stock selection techniques and not to any systematic or economy-wide factors, the proper benchmark is an asset that also has the least exposure to systematic influences. 90-day T-bills are such an asset. The full faith and credit of the U.S. government back an investment in 90-day T-bills. T-bills have a fixed rate of return, and investors do not bear the risk of losing their investment. The income received from T-bills is free from state income tax.

(1) Value-based investments are subject to the risk that the broad market may not recognize their value.

(2) Small- and mid-capitalization funds typically carry additional risk since small- and mid-capitalization companies generally have a higher risk of failure.

The Laudus Rosenberg VIT Value Long/Short Equity Fund The VIT Value Long/Short Fund was up at 6.05% in the first six months of 2006, outperforming its benchmark 90-day T-bill return of 2.40%. The Fund invests long in equities the manager deems attractive, and short in equities the manager deems unattractive. These positions are maintained to nearly equal dollar levels, but still result in exposures to general equity market characteristics such as industry weights and style factors. In particular, the VIT Fund has a modest exposure both to Value characteristics, such as Earnings to Price, and to factors consistent with near-terms earnings growth, such as recent price-performance, or Relative Strength. During the first half of 2006, the Fund benefited from these higher-than-market net (long-short) exposures. The Fund also continued to benefit from its under-exposure to the financial leverage factor. The Fund's net-short exposure to REITs hurt as the sector continued to thrive. Net long positions in Oil Drilling & Services and Basic Minerals and Metals industry sectors contributed positively to returns. Contributions came from both out-performance of positions held long, such as Allegheny Technologies and Celgene, and the under-performance of the short positions, such as those in Mills Corp and RadioShack.

Laudus Rosenberg VIT Value Long/Short Equity Fund as of 6/30/06 (Unaudited)



**Performance of a Hypothetical
$10,000 Investment in Class 2 Shares[1]**

| | Class 2 Shares | $11,390 |
| | 90-day T-bills | $11,005 |

Average Annual Total Returns[1]

Class and Inception Date	6 Months*	1 Year	Since Inception
Class 2 Shares (5/1/03)	6.05%	7.55%	4.20%
90-day T-bills	2.40%	3.34%	2.46%

Past performance does not guarantee future results.   The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, please call 866.452.8387.

Investments in long/short funds are more volatile and risky than some other forms of investments. Since they have both long and short portfolios, an investment will involve risks associated with twice the number of investment decisions made for a typical stock fund. These types of Funds typically have a high portfolio turnover that could increase transaction costs and cause short-term capital gains to be realized. While it may be the intent of the Manager to take long positions in stocks that outperform the market and short positions in stocks that underperform the market, there is no assurance that the Manager will be successful.

The Fund uses the return that an investor could achieve through an investment in 3-month U.S. T-bills as a benchmark against which to measure the Fund's performance. AXA Rosenberg attempts to achieve returns for the Fund's shareholders, which exceed the benchmark. An investment in the Fund is different from an investment in 90-day U.S. T-bills because, among other differences, U.S. T-bills are backed by the full faith and credit of the U.S. Government, U.S. T-bills have a fixed rate of return, investors in U.S. T-bills do not risk losing their investment, and an investment in the Fund is more volatile than an investment in U.S. T-bills.

Value-based investments are subject to the risk that the broad market may not recognize their value.

* Not Annualized.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory or administrative fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower. Total returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

Laudus Rosenberg VIT Value Long/Short Equity Fund as of 6/30/06 (Unaudited)

Fund Overview	Class 2
Initial Investment	$2,500
Inception Date	5/1/03
Total Net Assets ($ × 1,000)	183,038
Cusip	51855U102
NAV	$11.39
Expense Ratio[2]	3.31%
Expense Ratio[3]	1.99%

Fund Characteristics	Long	Short
Number of Securities	881	494
Median Market Capitalization ($Wtd.) ($ × 1,000,000)	$2,518	$2,581
Portfolio Turnover (One year trailing)	130.99%	162.97%
Price to Earnings (P/E)	20.71	51.23
Price to Book (P/B)	2.11	2.69
Price to Cash Flow	13.38	17.72
Beta	1.39	1.37
Return on Equity	11.06%	5.39%
Five-Year Earnings Growth	32.74%	15.23%

Top Equity Holdings % of Net Assets	Long
Celgene Corp.	1.4%
Allegheny Technologies, Inc.	1.2%
United States Steel Corp.	1.0%
A.G. Edwards, Inc.	0.9%
Newfield Exploration Co.	0.9%
BMC Software, Inc.	0.9%
Patterson-UTI Energy, Inc.	0.9%
Helix Energy Solutions Group, Inc.	0.9%
Darden Restaurants, Inc.	0.8%
Health Net, Inc.	0.8%
Total	**9.7%**

Top Equity Holdings % of Net Assets	Short
EchoStar Communications Corp., Class A	−1.1%
E*TRADE Financial Corp.	−1.1%
NCR Corp.	−1.0%
Amylin Pharmaceuticals, Inc.	−1.0%
Boston Properties, Inc.	−1.0%
Altera Corp.	−1.0%
Waters Corp.	−1.0%
NAVTEQ Corp.	−1.0%
Patterson Cos., Inc.	−1.0%
Cintas Corp.	−1.0%
Total	**−10.2%**

Portfolio Composition % of Net Assets

Sector Weightings—Long Holdings



○ Information Technology	18.9%
● Financials	16.6%
● Consumer Discretionary	15.5%
● Industrials	15.0%
● Energy	12.3%
● Health Care	8.8%
● Materials	7.4%
● Utilities	2.3%
● Consumer Staples	2.1%
● Telecommunication Services	1.1%

Portfolio Composition % of Net Assets

Sector Weightings—Short Positions



○ Financials	18.8%
● Consumer Discretionary	18.6%
● Information Technology	17.2%
● Health Care	16.1%
● Industrials	8.9%
● Energy	5.9%
● Materials	5.9%
● Consumer Staples	4.8%
● Utilities	2.8%
● Telecommunication Services	1.0%

Portfolio holdings are subject to change and may not represent current or future holdings.

[2] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses. This amount includes interest expense and dividend expense on securities sold short.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses, exclusive of nonrecurring account fees, extraordinary expenses, interest expense and dividend expenses on securities sold short.

Fund Expenses (Unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you may incur two types of costs: transactions costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value÷$1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period".

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's share class actual expense ratios and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. While this Fund does not currently have redemption fees, if it did and if such transactional cost were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/06	Ending Account Value at 6/30/06	Expenses Paid During Period[2] 1/1/06 - 6/30/06
Laudus Rosenberg VIT Value Long/Short Equity Fund				
Class 2 Shares	3.31%			
Actual Return		$1,000.00	$1,060.50	$16.91
Hypothetical 5% Return		$1,000.00	$1,008.38	$16.48

[1] Based on the most recent six-month expense ratio (including dividend expense) net of waiver; may differ from the expense ratio provided in Financial Highlights. Refer to financial notes for more information about the fund's expense.

[2] Expenses for each fund or share class are equal to that fund's or share class' annualized expense ratio, multiplied by the average account value for the hypothetical account over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Portfolio Holdings as of June 30, 2006, (Unaudited)

	Holdings by Category	Cost ($)	Value ($)
93.1%	**Common Stock**	149,020,419	170,400,712
6.1%	**Short-Term Investments**	11,091,585	11,091,585
99.2%	**Total Investments**	**160,112,004(b)**	**181,492,297**
(91.3)%	**Short Sales**	(173,553,651)	(167,313,487)
89.8%	**Deposits with Broker and Custodian Bank for Securities Sold Short**	164,482,203	164,482,203
2.3%	**Other Assets and Liabilities**		4,376,931
100.0%	**Net Assets**		**183,037,944**

Security	Number of Shares	Value ($)
Common Stock(a) 93.1% of net assets		
Agriculture, Food & Beverage 1.6%		
Cagle's, Inc., Class A *	260	1,976
Corn Products International, Inc.	16,190	495,414
Dean Foods Co. *	15,450	574,586
Diedrich Coffee, Inc. *	60	219
Flowers Foods, Inc.	8,220	235,421
Hansen Natural Corp. *	4,106	781,659
J & J Snack Foods Corp.	1,930	63,825
Lance, Inc.	8,960	206,259
National Beverage Corp. *	3,700	53,095
Penford Corp.	508	8,585
PepsiAmericas, Inc.	1,360	30,070
Seaboard Corp.	300	384,000
Seneca Foods Corp., Class B *	300	7,046
Tasty Baking Company	4,510	42,394
The Hain Celestial Group, Inc. *	2,415	62,210
		2,946,759
Airlines 0.9%		
Air Methods Corp. *	1,550	40,579
AirNet Systems, Inc. *	1,990	5,910
Alaska Air Group, Inc. *	17,300	681,966
Mesa Air Group, Inc. *	9	89
Republic Airways Holdings, Inc. *	9,009	153,333
SkyWest, Inc.	31,541	782,217
		1,664,094
Autos 1.0%		
Aftermarket Technology Corp. *	3,570	88,715
Autoliv, Inc.	5,000	282,850
Dorman Products, Inc *	140	1,649
Oshkosh Truck Corp.	22,420	1,065,398
Spartan Motors, Inc.	5,891	90,604
Strattec Security Corp. *	445	22,165
Supreme Industries, Inc., Class A	1,600	11,488
Sypris Solutions, Inc.	5,600	52,920
TRW Automotive Holdings Corp. *	6,100	166,408
		1,782,197
Banks & Credit Institutions 3.7%		
1st Independence Financial Group, Inc.	40	662
1st Source Corp.	500	16,915
Accredited Home Lenders Holding Co. *	7,525	359,770
Advanta Corp., Class A	440	14,428
Ameriana Bancorp	80	1,083
Ameris Bancorp	1,702	39,384
Anchor BanCorp Wisconsin, Inc.	100	3,017
Banco Latinoamericano de Exportaciones, S.A., Class E	3,450	53,923
BankUnited Financial Corp., Class A	5,200	158,704
Bar Harbor Bankshares	5	145
Berkshire Hills Bancorp, Inc.	1,005	35,657
Beverly Hills Bancorp, Inc.	3,980	38,288
BNCCORP, Inc. *	300	3,825
BOE Financial Services of Virginia, Inc.	300	9,583
Britton & Koontz Capital Corp.	700	13,580
Brunswick Bancorp *	170	2,134
Camco Financial Corp.	165	2,298
Capital Crossing Bank *	600	14,760
Cardinal Financial Corp.	1,217	14,142
Carver Bancorp, Inc.	500	8,650
Central Bancorp, Inc.	100	3,170
Centrue Financial Corp. *	200	4,602
CFS Bancorp, Inc.	770	11,427
Citizens First Bancorp, Inc.	1,100	29,381
Citizens South Banking Corp.	94	1,194
Codorus Valley Bancorp, Inc.	10	192
Columbia Bancorp	440	11,031
Community Bankshares, Inc.	200	3,080
Community Capital Corp.	1,836	39,896
Community Central Bank Corp.	220	2,563
Community Financial Corp.	600	14,040
Community Shores Bank Corp. *	10	125
Community West Bancshares	836	13,083
CompuCredit Corp. *	13,326	512,251
Consumer Portfolio Services, Inc. *	8,300	55,693
Corus Bankshares, Inc.	21,300	557,634
Cowlitz Bancorp *	500	8,025
Delta Financial Corp.	5,880	57,918
Dollar Financial Corp. *	9,555	171,990
Electronic Clearing House, Inc. *	3,600	48,456
Farmers Capital Bank Corp.	17	557
Federal Agricultural Mortgage Corp., Class C	5,150	142,655
Fidelity Southern Corp.	2,200	39,116
Financial Institutions, Inc.	224	4,673
First Bancorp of Indiana, Inc.	200	3,765
First BancTrust Corp.	20	245
First Capital, Inc.	100	1,850
First Citizens BancShares, Inc., Class A	100	20,050
First Defiance Financial Corp.	1,476	38,893
First Federal Bancshares of Arkansas, Inc.	320	7,242
First Federal Bancshares, Inc.	330	5,759
First Federal Bankshares, Inc.	700	15,190
First Financial Holdings, Inc.	100	3,200
First Franklin Corp.	400	6,300
First M&F Corp.	600	11,854
First Mariner Bancorp, Inc. *	300	5,790

See financial notes.

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($)
First Merchants Corp.	420	10,210
First Niagra Financial Group, Inc.	39,840	558,557
First Place Financial Corp.	3,900	89,739
First South Bancorp, Inc.	450	15,403
First United Corp.	3,300	68,145
First West Virginia Bancorp, Inc.	100	1,900
FirstFed Financial Corp. *	6,620	381,775
Flag Financial Corp.	7	136
FMS Financial Corp.	110	1,773
FNB Corp. of North Carolina	1,400	25,480
Franklin Bank Corp. *	1,580	31,900
Gateway Financial Holdings, Inc.	1	14
GS Financial Corp.	200	3,600
Guaranty Federal Bancshares, Inc.	10	281
HF Financial Corp.	880	15,048
HMN Financial, Inc.	100	3,480
Home Federal Bancorp	220	6,160
Hopfed Bancorp, Inc.	40	658
Horizon Bancorp	100	2,611
Horizon Financial Corp.	200	5,486
Integra Bank Corp.	400	8,700
Intervest Bancshares Corp. *	4,100	166,050
ITLA Capital Corp.	3,000	157,740
Lakeland Financial Corp.	800	19,432
Leesport Financial Corp.	525	12,075
LSB Bancshares, Inc.	710	12,269
MASSBANK Corp.	200	6,550
Mayflower Co-operative Bank	1,200	15,150
Meta Financial Group, Inc.	800	17,396
MetroCorp Bancshares, Inc.	494	14,464
MidWestOne Financial Group, Inc.	2,000	38,500
MutualFirst Financial, Inc.	200	3,960
National Bankshares, Inc.	570	12,805
National Mercantile Bancorp *	750	9,960
NBC Capital Corp.	3,260	72,600
New Hampshire Thrift Bancshares, Inc.	300	4,830
North Central Bancshares, Inc.	100	3,895
North Valley Bancorp	1,760	30,606
Northrim BanCorp, Inc.	100	2,510
OceanFirst Financial Corp.	2,600	57,772
Pacific Capital Bancorp	3,400	105,808
Pamrapo Bancorp, Inc.	100	1,985
Parkvale Financial Corp.	100	2,925
Peoples Bancorp of North Carolina	693	18,164
Peoples Bancorp, Inc.	100	2,070
Peoples BancTrust Co., Inc.	600	13,794
Pocahontas Bancorp, Inc.	300	3,900
Premier Community Bankshares, Inc.	1,092	22,555
Provident Financial Holdings, Inc.	2,121	63,630
PSB Bancorp, Inc. *	2,800	30,940
Renasant Corp.	5,200	209,820
Republic Bancorp, Inc., Class A	22	453
Republic First Bancorp, Inc. *	2,780	37,947
River Valley Bancorp	7	127
Riverview Bancorp, Inc.	300	7,860
Rurban Financial Corp.	100	1,100
Simmons First National Corp., Class A	5,090	147,661
Sterling Financial Corp.	1,020	22,338

Security	Number of Shares	Value ($)
Synovus Financial Corp.	48,900	1,309,542
Team Financial, Inc.	200	3,000
Timberland Bancorp, Inc.	500	15,610
Tompkins Trustco, Inc.	100	4,300
Tower Financial Corp.	463	8,751
United Bancshares, Inc.	10	156
United Community Financial Corp.	3,150	37,800
United Financial Corp.	375	8,032
United Security Bancshares, Inc.	706	20,883
Unity Bancorp, Inc.	1,764	27,324
Wainwright Bank & Trust Co.	110	1,202
Washington Savings Bank, F.S.B. *	1,270	10,909
Willow Grove Bancorp, Inc.	200	3,182
Wright Express Corp. *	930	26,728
WSFS Financial Corp.	1,300	79,885
		6,783,839
Basic Minerals & Metals 5.1%		
A.M. Castle & Co. *	4,620	148,995
Aleris International, Inc. *	4,440	203,574
Allegheny Technologies, Inc.	31,990	2,214,988
Commercial Metals Company	54,400	1,398,080
CommScope, Inc. *	19,090	599,808
Freeport-McMoran Copper & Gold, Inc., Class B	7,700	426,657
Harsco Corp.	1,100	85,756
L.B. Foster Co., Class A *	400	9,708
Maverick Tube Corp. *	30	1,896
Northwest Pipe Co. *	700	17,710
NS Group, Inc. *	8,880	489,110
Olympic Steel, Inc.	2,812	99,517
Precision Castparts Corp.	2,490	148,802
Reliance Steel & Aluminum Co.	100	8,295
Ryerson Tull, Inc.	5,890	159,030
Southern Copper Corp.	15,000	1,336,950
Superior Essex, Inc. *	1,568	46,930
Titanium Metals Corp. *	1,200	41,256
United States Steel Corp.	25,300	1,774,036
Universal Stainless & Alloy Products, Inc. *	2,700	79,029
		9,290,127
Biotechnology 0.1%		
Digene Corp. *	5,448	211,056
Harvard Bioscience, Inc. *	4,710	20,959
		232,015
Cellular & Wireless 0.8%		
NII Holdings, Inc. *	26,200	1,477,156
USA Mobility, Inc. *	2,986	49,568
		1,526,724
Chemicals & Rubber 1.6%		
A. Schulman, Inc.	10,347	236,843
American Pacific Corp. *	150	1,170
Arch Chemicals, Inc.	9,020	325,171
Bairnco Corp.	200	2,346
FMC Corp.	12,430	800,368
H.B. Fuller Co.	3,200	139,424
Hercules, Inc. *	4,870	74,316

See financial notes.

Security	Number of Shares	Value ($)
ICO, Inc. *	8,090	39,803
Innospec, Inc.	5,910	150,232
NewMarket Corp.	2,110	103,517
PolyOne Corp. *	49,040	430,571
Stepan Co.	1,500	47,370
The Sherwin-Williams Co.	9,780	464,354
Westlake Chemical Corp.	6,500	193,700
		3,009,185
Commercial Aircraft & Components 0.0%		
Ladish Co., Inc. *	2,000	**74,940**
Communications Utilities 1.3%		
Atlantic Tele-Network, Inc.	250	5,208
CT Communications, Inc.	7,184	164,298
D&E Communications, Inc.	3,310	35,880
Discovery Holding Co., Class A *	61,121	894,200
General Communication, Inc., Class A *	8,184	100,827
Gilat Satellite Networks Ltd. *	300	2,340
Golden Telecom, Inc.	1,500	38,025
Hector Communications Corp.	100	3,504
j2 Global Communications, Inc. *	8,681	271,021
Knology, Inc. *	200	1,860
Playboy Enterprises, Inc., Class A *	15,000	142,950
Playboy Enterprises, Inc., Class B *	4,170	41,617
RCN Corp. *	12,340	307,636
The Knot, Inc. *	8,022	167,900
Vignette Corp. *	13,310	194,060
		2,371,326
Construction & Homebuilding 0.6%		
Brookfield Homes Corp.	1,581	52,094
Cavalier Homes, Inc. *	1,280	6,784
Comfort Systems USA, Inc.	7,850	112,176
Insituform Technologies, Inc., Class A *	11,954	273,627
MasTec, Inc. *	16,000	211,360
Meadow Valley Corp. *	2,260	25,877
Palm Harbor Homes, Inc. *	2,800	49,252
Perini Corp. *	10,900	245,250
Quanta Services, Inc. *	2,590	44,885
Skyline Corp. *	100	4,278
		1,025,583
Construction Materials 0.7%		
Ameron International Corp.	300	20,106
Eagle Materials, Inc.	19,192	911,620
Martin Marietta Materials, Inc.	1,670	152,220
MDU Resources Group, Inc.	1,980	72,488
Oil-Dri Corp. of America	1,890	37,233
Patrick Industries, Inc. *	86	974
Rock of Ages Corp. *	900	4,365
U.S. Concrete, Inc. *	2,010	22,211
Vulcan Materials Co.	400	31,200
		1,252,417

Security	Number of Shares	Value ($)
Consumer Durables 0.2%		
Monaco Coach Corp.	15,270	193,929
Thor Industries, Inc.	1,800	87,210
Universal Electronics, Inc. *	3,153	55,840
		336,979
Drugs & Pharmaceuticals 2.3%		
Alpharma, Inc., Class A	18,300	439,932
Celgene Corp. *	52,152	2,473,569
E-Z-EM, Inc. *	900	12,240
Endo Pharmaceutical Holdings, Inc. *	28,027	924,331
Matrixx Initiatives, Inc. *	3,180	49,481
Metabasis Therapeutics, Inc. *	15,360	117,197
Natural Alternative International, Inc. *	3,300	35,376
Schiff Nutrition International, Inc. *	1,700	11,356
Sciele Pharma, Inc. *	390	9,044
United-Guardian, Inc.	300	2,520
ViroPharma, Inc. *	9,370	80,769
		4,155,815
Electric Utilities 1.9%		
Alliant Energy Corp.	38,691	1,327,101
CH Energy Group, Inc.	1,203	57,744
DTE Energy Co.	23,650	963,501
Duquesne Light Holdings, Inc.	1,320	21,701
Florida Public Utilities Co.	1,050	13,220
Foster Wheeler Ltd. *	14,362	620,438
Green Mountain Power Corp.	1,000	33,990
Northeast Utilities	15,870	328,033
OGE Energy Corp.	1,160	40,635
UIL Holdings Corp.	200	11,258
Westar Energy, Inc.	1,790	37,679
Xcel Energy, Inc.	90	1,726
		3,457,026
Financial Investments 0.5%		
Aaron Rents, Inc.	3,300	88,704
CEVA, Inc. *	7,400	42,772
Cherokee, Inc.	700	28,952
Electro Rent Corp. *	2,344	37,551
ePlus, Inc. *	2,380	26,965
GATX Corp.	6,580	279,650
InterDigital Communications Corp. *	4,167	145,470
Jackson Hewitt Tax Service, Inc.	4,450	139,507
PICO Holdings, Inc. *	1,230	39,668
SRS Labs, Inc. *	2,320	11,577
The Enstar Group, Inc. *	160	14,750
United Rentals, Inc. *	300	9,594
Willis Lease Finance Corp. *	4,300	40,506
		905,666
Forest Products & Paper 0.4%		
American Woodmark Corp.	3,130	109,675
Cenveo, Inc. *	840	15,078
CSS Industries, Inc.	300	8,625
Lydall, Inc. *	8,190	75,512
Mod-Pac Corp. *	160	1,592

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($)
Nashua Corp. *	900	6,183
Universal Forest Products, Inc.	7,960	499,331
		715,996
Furniture & Household Items 2.2%		
A.T. Cross Company, Class A *	200	1,060
Aaron Rents, Inc., Class A	3,210	77,714
Acuity Brands, Inc.	1,650	64,202
Aldila, Inc.	2,610	66,085
American Biltrite, Inc. *	120	1,250
AZZ, Inc. *	2,460	64,477
Bassett Furniture Industries, Inc.	2,853	52,809
Callaway Golf Co.	34,230	444,648
Channell Commercial Corp. *	400	1,320
Chase Corp.	700	10,360
Chromcraft Revington, Inc. *	1,100	12,815
Communications Systems, Inc.	2,110	21,606
Craftmade International, Inc.	283	4,740
Cybex International, Inc. *	3,300	21,417
Ethan Allen Interiors, Inc.	14,979	547,482
JAKKS Pacific, Inc. *	1,509	30,316
La-Z-Boy, Inc.	19,710	275,940
Mity Enterprises, Inc. *	410	7,421
Movado Group, Inc.	8,460	194,157
Myers Industries, Inc.	6,430	110,532
National Presto Industries, Inc.	830	43,392
Preformed Line Products Co.	375	14,213
Raven Industries, Inc.	152	4,788
Steelcase Inc., Class A	32,190	529,525
Summa Industries	700	6,895
The Genlyte Group, Inc. *	544	39,402
The Lamson & Sessions Co. *	2,900	82,244
Thomas & Betts Corp. *	24,470	1,255,311
Tredegar Corp.	180	2,848
		3,988,969
Gas & Other Public Utilities 1.0%		
AGL Resources, Inc.	1,300	49,556
Artesian Resources Corp., Class A	681	19,654
BIW Ltd.	260	4,706
California Water Service Group	1,580	56,469
Casella Waste Systems, Inc., Class A *	870	11,389
Connecticut Water Service, Inc.	129	3,021
Delta Natural Gas Co., Inc.	100	2,451
Energy West Incorporated	100	902
Nicor, Inc.	14,680	609,220
RGC Resources, Inc.	200	5,025
SJW Corp.	3,400	86,530
Vectren Corp.	400	10,900
Waste Industries USA, Inc.	1,971	44,702
Western Gas Resources, Inc.	15,700	939,645
		1,844,170
Government Aircraft & Defense 0.1%		
Aerosonic Corp. *	220	1,639
Herley Industries, Inc. *	7,685	86,149
Smith & Wesson Holding Corp. *	4,180	34,359
Todd Shipyards Corp.	710	16,330
		138,477

Security	Number of Shares	Value ($)
Health Care & Hospital 2.4%		
Allied Healthcare International, Inc. *	10,429	27,950
Almost Family, Inc. *	200	4,800
American Shared Hospital Services	2,500	15,275
Five Star Quality Care, Inc. *	8,521	94,327
Gentiva Health Services, Inc. *	1,521	24,382
Health Net, Inc. *	33,100	1,495,127
IntegraMed America, Inc. *	888	8,831
Manor Care, Inc.	31,000	1,454,520
MEDTOX Scientific, Inc. *	4,400	40,920
National Healthcare Corp.	265	11,806
NovaMed, Inc. *	200	1,350
Pediatric Services of America, Inc. *	4,100	51,168
Pediatrix Medical Group, Inc. *	25,780	1,167,834
Psychemedics Corp.	390	6,848
Res-Care, Inc. *	3,900	78,000
		4,483,138
Information & Services 5.2%		
Ablest, Inc. *	210	1,785
Bioanalytical Systems, Inc. *	1,000	7,300
Capital Title Group, Inc. *	8,840	65,151
Carriage Services, Inc. *	6,960	31,946
Cass Information Systems, Inc.	495	24,101
CBIZ, Inc. *	11,090	82,177
CDI Corp.	6,500	188,500
Ceridian Corp. *	37,570	918,211
CheckFree Corp. *	3,491	173,014
Convergys Corp. *	37,050	722,475
CPI Corp.	200	6,140
Ecology & Environment, Inc.	650	6,519
Expedia, Inc. *	62,932	942,092
Exponent, Inc. *	2,400	40,560
Forrester Research, Inc. *	412	11,528
Franklin Covey Co. *	9,350	69,190
Hallwood Group, Inc. *	300	33,600
Henry Bros. Electronics, Inc. *	2,370	11,968
ICT Group, Inc. *	3,720	91,252
Kelly Services, Inc., Class A	9,116	247,682
Kendle International, Inc. *	1,600	58,768
Kforce, Inc. *	13,477	208,759
Layne Christensen Co. *	220	6,237
Mac-Gray Corp. *	1,500	18,525
Manpower, Inc.	1,770	114,342
Metal Management, Inc.	11,800	361,316
Michael Baker Corp. *	2,300	49,910
Monro Muffler Brake, Inc.	4,720	153,683
MPS Group, Inc. *	34,460	518,967
National Technical Systems, Inc. *	5,200	34,320
NCO Group, Inc. *	14,929	394,723
Nobel Learning Communities, Inc. *	920	9,315
Opinion Research Corp. *	300	1,831
PAREXEL International Corp. *	12,488	360,279
PDI, Inc. *	7,200	103,608
Pharmaceutical Product Development, Inc. (PPD)	7,000	245,840
RCM Technologies, Inc. *	2,798	14,046
Robert Half International, Inc.	100	4,200

See financial notes.

Security	Number of Shares	Value ($)
Schnitzer Steel Industries, Inc., Class A	12,393	439,704
Silverleaf Resorts, Inc. *	300	1,107
Spherion Corp. *	1,180	10,762
SRI/Surgical Express, Inc. *	261	1,631
TeleTech Holdings, Inc. *	20,491	259,416
The Brink's Co.	1,660	93,641
The Shaw Group, Inc. *	41,700	1,159,260
URS Corp. *	23,320	979,440
Vertrue, Inc. *	24	1,033
Volt Information Sciences, Inc. *	4,370	203,642
VSE Corporation	1,400	41,678
Westaff, Inc. *	110	466
		9,525,640
Instruments 4.3%		
Aeroflex, Inc. *	44,400	518,148
Allied Healthcare Products, Inc. *	2,138	12,400
Armor Holdings, Inc. *	18,820	1,031,901
Arthrocare Corp. *	7,660	321,797
Astro-Med, Inc.	2,900	34,655
Atrion Corp.	220	15,618
Badger Meter, Inc.	600	16,200
Bio-Rad Laboratories, Inc., Class A *	5,220	338,987
Bruker BioSciences Corp. *	3,688	19,768
Candela Corp. *	487	7,724
Checkpoint Systems, Inc. *	18,300	406,443
Coherent, Inc. *	9,395	316,893
Datascope Corp.	5,240	161,602
DJ Orthopedics, Inc. *	4,390	161,684
Edwards Lifesciences Corp. *	16,650	756,409
Encore Medical Corp. *	3,851	18,523
Escalon Medical Corp. *	480	2,424
Esterline Technologies Corp. *	5,350	222,506
FEI Co. *	500	11,340
Haemonetics Corp. *	210	9,767
Iridex Corp. *	4,100	40,139
K-Tron International, Inc. *	300	15,300
Keithley Instruments, Inc.	8,100	103,113
Kewaunee Scientific Corp.	640	5,677
LeCroy Corp. *	6,590	94,566
Medical Action Industries, Inc. *	220	4,860
Mesa Laboratories, Inc.	400	6,200
Mettler-Toledo International, Inc. *	5,640	341,615
Mikron Infrared, Inc. *	1,340	18,854
Misonix, Inc. *	786	3,812
MOCON, Inc.	10	95
Molecular Devices Corp. *	2,900	88,624
MTS Systems Corp.	5,000	197,550
New Brunswick Scientific Co., Inc. *	1,500	12,045
O.I. Corp.	700	8,802
OSI Systems, Inc. *	9,800	174,146
OYO Geospace Corp. *	1	57
Perceptron, Inc. *	4,400	35,464
PerkinElmer, Inc.	7,034	147,011
Sonic Innovations, Inc. *	5,640	25,380
SonoSite, Inc. *	6,620	258,445
Span-America Medical Systems, Inc.	1,700	18,530
Steris Corp.	14,480	331,013
Tektronix, Inc.	1,520	44,718
Teleflex, Inc.	15,220	822,184
The Spectranetics Corp. *	8,130	87,154
Tollgrade Communications, Inc. *	8,824	85,593
Viasys Healthcare, Inc. *	14,400	368,640
Vicon Industries, Inc. *	100	280
Vital Signs, Inc.	930	46,063
Zygo Corp. *	9,280	152,099
		7,922,818
Insurance 5.0%		
American Financial Group, Inc.	13,900	596,310
American National Insurance Co.	2,444	317,036
American Safety Insurance Holdings Ltd. *	700	11,550
AmerUs Group Co.	7,947	465,297
Arch Capital Group Ltd. *	17,044	1,013,436
CNA Financial Corp. *	28,310	933,098
Crawford & Co., Class B	6,040	43,367
Delphi Financial Group, Inc., Class A	6,750	245,430
EMC Insurance Group, Inc.	3,400	97,784
FBL Financial Group, Inc., Class A	2,100	68,040
Great American Financial Resources, Inc.	200	4,186
HCC Insurance Holdings, Inc.	49,300	1,451,392
Kansas City Life Insurance Co.	10	422
Max Re Capital Ltd.	31,362	684,946
Meadowbrook Insurance Group, Inc. *	4,550	37,856
Merchants Group, Inc.	810	24,737
National Western Life Insurance Co., Class A *	699	167,515
NYMAGIC, Inc.	1,030	29,922
Odyssey Re Holdings Corp.	100	2,635
Ohio Casualty Corp.	5,200	154,596
Old Republic International Corp.	3,452	73,769
Presidential Life Corp.	108	2,655
Radian Group, Inc.	12,378	764,713
Reinsurance Group of America, Inc.	15,400	756,910
RTW, Inc. *	600	6,594
Scottish Re Group Limited	1,800	30,024
Selective Insurance Group, Inc.	2,200	122,914
StanCorp Financial Group, Inc.	12,200	621,102
Unico American Corp. *	2,260	24,159
United America Indemnity Ltd., Class A *	3,550	73,982
UnumProvident Corp.	8,610	156,099
USI Holdings Corp. *	7,190	96,418
W. R. Berkley Corp.	1,125	38,396
Wesco Financial Corp.	200	76,200
Zenith National Insurance Corp.	150	5,951
		9,199,441
Integrated Oil Companies 0.0%		
Marathon Oil Corp.	205	**17,076**

See financial notes.

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($)
IT Hardware 5.8%		
Advanced Energy Industries, Inc. *	16,181	214,236
American Technical Ceramics Corp. *	3,780	49,896
Amkor Technology, Inc. *	7,148	67,620
Anaren, Inc. *	4,430	90,771
Applied Innovation, Inc. *	7,400	27,380
Arris Group, Inc. *	42,694	560,145
Asyst Technologies, Inc. *	400	3,012
Atmel Corp. *	3,850	21,368
Avocent Corp. *	72	1,890
AVX Corp.	13,570	214,270
BTU International, Inc. *	120	1,628
CalAmp Corp. *	7,421	65,973
Cobra Electronics Corp.	800	7,544
Comarco, Inc. *	460	4,595
CTS Corp.	16,170	240,771
Cymer, Inc. *	12,942	601,285
DSP Group, Inc. *	9,632	239,355
EMS Technologies, Inc. *	3,830	68,825
Espey Manufacturing & Electronics Corp.	120	2,004
Exar Corp. *	17,301	229,584
Fairchild Semiconductor International, Inc. *	18,710	339,961
Globecomm Systems, Inc. *	4,033	30,046
Harris Corp.	11,573	480,395
Imation Corp.	11,610	476,591
Integrated Device Technology, Inc. *	98,600	1,398,148
Intersil Corp., Class A	16,049	373,139
IXYS Corp. *	11,402	109,459
Kulicke & Soffa Industries, Inc. *	26,855	198,996
LSI Logic Corp. *	162,175	1,451,466
Merrimac Industries, Inc. *	200	1,972
Microsemi Corp. *	1,664	40,568
ON Semiconductor Corp. *	18,088	106,357
Park Electrochemical Corp.	4,784	123,188
Pericom Semiconductor Corp. *	68	564
Plexus Corp. *	9	308
Powerwave Technologies, Inc. *	217	1,979
RF Micro Devices, Inc. *	938	5,600
RF Monolithics, Inc. *	5,100	29,070
Semitool, Inc. *	9,700	87,494
Sigmatron International, Inc. *	1,210	10,176
Sirenza Microdevices, Inc. *	3,290	39,941
SonicWALL, Inc. *	26,400	237,336
Spectrum Control, Inc. *	5,990	55,408
Standard Microsystems Corp. *	12,315	268,836
Stratos International, Inc. *	7,182	49,197
Sycamore Networks, Inc. *	91,300	370,678
Symmetricom, Inc. *	11,750	83,073
Trident Microsystems, Inc. *	7,071	134,208
Vishay Intertechnology, Inc. *	89,960	1,415,071
Vodavi Technology, Inc. *	500	2,865
White Electronic Designs Corp. *	12,370	62,840
		10,697,082
Land & Water Transportation 1.8%		
Arkansas Best Corp.	4,142	207,970
B & H Ocean Carriers Ltd. *	2,020	36,360

Security	Number of Shares	Value ($)
Celadon Group, Inc. *	10,716	236,181
Con-way, Inc.	1,390	80,523
Frozen Food Express Industries, Inc. *	9,430	103,918
Hub Group, Inc., Class A *	400	9,812
J.B. Hunt Transport Services, Inc.	4,380	109,106
Kirby Corp. *	10,620	419,490
Laidlaw International, Inc.	6,830	172,116
Old Dominion Freight Line *	600	22,554
SEACOR Holdings, Inc. *	7,290	598,509
Smithway Motor Xpress Corp., Class A *	200	2,038
Swift Transportation Co., Inc. *	22,900	727,304
USA Truck, Inc. *	2,000	35,640
Werner Enterprises, Inc.	23,652	479,426
		3,240,947
Mainframe & Minicomputers 0.0%		
Neoware Systems, Inc. *	781	**9,598**
Metal Products & Machinery 4.0%		
AGCO Corp. *	1,770	46,586
Allied Motion Technologies, Inc. *	2,600	13,858
Ampco-Pittsburgh Corp.	230	6,590
Bonso Electronic International, Inc. *	2,337	9,582
CIRCOR International, Inc.	1,200	36,588
Cummins, Inc.	11,880	1,452,330
Eastern Co.	400	8,260
Electro Scientific Industries, Inc. *	15,644	281,436
EnPro Industries, Inc. *	8,600	288,960
Evans & Sutherland Computer Corp. *	2,211	11,055
Flow International Corp. *	16,340	229,904
Freightcar America, Inc.	200	11,102
Gehl Co. *	660	16,850
Gerber Scientific, Inc. *	11,300	147,013
Hardinge, Inc.	10	155
International Aluminum Corp.	900	34,200
Joy Global, Inc.	27,811	1,448,675
Kadant, Inc. *	8,080	185,840
Kennametal, Inc.	18,740	1,166,565
Key Technology, Inc. *	300	3,765
L.S. Starrett Co., Class A	200	2,730
Lennox International, Inc.	13,900	368,072
Material Sciences Corp. *	6,150	55,534
Mestek, Inc. *	100	1,660
NN, Inc.	5,865	72,433
Q.E.P. Co., Inc. *	1,900	14,915
Regal Beloit Corp.	10,780	475,937
Reinhold Industries, Inc., Class A	81	961
Robbins & Myers, Inc.	4,510	117,891
SL Industries, Inc. *	400	6,472
Standex International Corp.	6,100	185,135
Technology Research Corp.	100	509
Tennant Co.	2,200	110,616
The Timken Co.	10,220	342,472
Twin Disc, Inc.	1,220	37,344
Veeco Instruments, Inc. *	1,640	39,098
Velcro Industries N.V.	570	7,974
Woodward Governor Co.	3,000	91,530
		7,330,597

See financial notes.

Security	Number of Shares	Value ($)
Miscellaneous Finance 2.0%		
A.G. Edwards, Inc.	31,000	1,714,920
Knight Capital Group, Inc., Class A *	53,694	817,760
Piper Jaffray Cos., Inc. *	500	30,605
Raymond James Financial, Inc.	28,200	853,614
SEI Investments Co.	310	15,153
SWS Group, Inc.	7,920	191,030
Value Line, Inc.	100	4,270
		3,627,352
Oil & Coal Resources 3.4%		
Arch Coal, Inc.	9,980	422,853
Bois d'Arc Energy, Inc. *	8,350	137,524
Callon Petroleum Co. *	7,500	145,050
Cimarex Energy Co.	22,069	948,967
Denbury Resources, Inc. *	6,130	194,137
Newfield Exploration Co. *	35,020	1,713,879
Petrohawk Energy Corp. *	35,430	446,418
Swift Energy Co. *	11,700	502,281
Ultra Petroleum Corp. *	22,220	1,316,979
Unit Corp. *	1,000	56,890
W&T Offshore, Inc.	7,600	295,564
		6,180,542
Oil Distribution 0.4%		
Adams Resources & Energy, Inc.	710	23,260
Frontier Oil Corp.	16,200	524,880
Giant Industries, Inc. *	680	45,254
Questar Corp.	1,200	96,588
		689,982
Oil Drilling & Services 6.6%		
Bolt Technology Corp. *	300	3,621
Dawson Geophysical Co. *	690	21,231
ENSCO International, Inc.	26,250	1,208,025
Grant Prideco, Inc. *	11,220	502,095
Helix Energy Solutions Group, Inc. *	39,320	1,586,955
Helmerich & Payne, Inc.	18,300	1,102,758
Lufkin Industries, Inc.	1,400	83,202
NATCO Group, Inc., Class A *	1,100	44,220
Newpark Resources, Inc. *	47,050	289,357
Oceaneering International, Inc. *	8,600	394,310
Oil States International, Inc. *	2,700	92,556
Patterson-UTI Energy, Inc.	56,300	1,593,853
Pride International, Inc. *	9,874	308,365
Rowan Cos., Inc.	41,206	1,466,522
Superior Energy Services, Inc. *	584	19,798
TETRA Technologies, Inc. *	26,856	813,468
Tidewater, Inc.	21,880	1,076,496
Todco, Class A *	23,400	955,890
Veritas DGC, Inc. *	4,400	226,952
W-H Energy Services, Inc. *	6,230	316,671
		12,106,345
Photo-optical, Micros & Office Machinery 1.2%		
Baldwin Technology Co., Inc., Class A *	6,800	36,720
Ballantyne of Omaha, Inc. *	640	2,432
Electronics for Imaging, Inc. *	21,363	446,060
Hypercom Corp. *	26,640	249,084
Key Tronic Corp. *	1,040	4,066
LaserCard Corp. *	3,641	47,661
M-Systems Flash Disk Pioneers Ltd. *	264	7,822
Printronix, Inc.	1,900	25,460
Western Digital Corp. *	67,890	1,344,901
		2,164,206
Publishing, Broadcasting & Cinema 0.7%		
Banta Corp.	5,000	231,650
Champion Industries, Inc.	1,280	10,675
Media General, Inc., Class A	2,150	90,064
Monster Worldwide, Inc. *	1,333	56,866
Regent Communications, Inc. *	20,070	82,086
Tribune Co.	23,500	762,105
Tufco Technologies, Inc. *	100	703
World Wrestling Entertainment, Inc.	8,100	136,809
		1,370,958
Real Estate Development 0.6%		
AMREP Corp. *	400	21,728
Avatar Holdings, Inc. *	1,336	76,112
IHOP Corp.	9,700	466,376
ILX Resorts, Inc.	880	8,254
J.W. Mays, Inc. *	200	3,630
Patriot Transportation Holding, Inc. *	457	39,658
Service Corp. International	8,760	71,306
Stewart Enterprises, Inc., Class A	55,965	321,799
Stratus Properties, Inc. *	100	2,680
Tarragon Corp.	7,130	98,751
The Intergroup Corp. *	100	1,603
United Capital Corp. *	600	15,900
Wellsford Real Properties, Inc. *	100	707
		1,128,504
Real Estate Investment Trusts 4.5%		
Agree Realty Corp.	2,050	69,638
Ashford Hospitality Trust	24,244	305,959
Associated Estates Realty Corporation	100	1,240
Cedar Shopping Centers, Inc.	300	4,416
Commercial Net Lease Realty	21,510	429,124
Correctional Properties Trust	6,300	155,925
Eagle Hospitality Properties Trust, Inc.	8,820	84,937
Entertainment Properties Trust	500	21,525
Extra Space Storage, Inc.	7,600	123,424
Gladstone Commercial Corp.	210	3,940
Highland Hospitality Corp.	21,900	308,352
Hospitality Properties Trust	9,510	417,679
HRPT Properties Trust	86,719	1,002,472
Income Opportunity Realty Investors *	610	4,255
Investors Real Estate Trust	4,835	43,660
iStar Financial, Inc.	17,549	662,475
LaSalle Hotel Properties	2,750	127,325
LTC Properties, Inc.	7,200	160,920
Mission West Properties, Inc.	6,810	75,455

See financial notes.

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($)
Monmouth Capital Corp.	2,269	12,139
Monmouth Real Estate Investment Corp., Class A	5,358	43,185
National Health Investors, Inc.	8,070	217,002
National Health Realty, Inc.	2,500	47,375
New Plan Excel Realty Trust	1,730	42,714
Omega Healthcare Investors, Inc.	26,800	354,296
One Liberty Properties, Inc.	2,920	55,480
Presidential Realty Corp., Class B	600	4,065
Reckson Associates Realty Corp.	28,630	1,184,709
Senior Housing Properties Trust	8,310	148,832
Strategic Hotel & Resorts, Inc.	18,870	391,364
Sunstone Hotel Investors, Inc.	16,610	482,687
Supertel Hospitality, Inc.	3,500	22,750
Taubman Centers, Inc.	16,200	662,580
Urstadt Biddle Properties, Inc.	400	6,360
Urstadt Biddle Properties, Inc., Class A	13,500	219,915
Windrose Medical Properties Trust	11,610	169,506
Winston Hotels, Inc.	2,170	26,583
Winthrop Realty Trust *	18,710	111,137
		8,205,400

Restaurants, Hotels & Theaters 3.2%

Security	Number of Shares	Value ($)
Ark Restaurants Corp.	400	11,272
Benihana, Inc. *	540	14,704
Bob Evans Farms, Inc.	5,007	150,260
Bowl America, Inc.	2,800	40,740
Brinker International, Inc.	33,410	1,212,783
California Pizza Kitchen, Inc. *	4,178	114,812
Champps Entertainment, Inc. *	450	2,952
Choice Hotels International, Inc.	9,175	556,005
Darden Restaurants, Inc.	37,960	1,495,624
Dover Downs Gaming & Entertainment, Inc.	7,800	153,192
Dover Motorsports, Inc.	4,040	23,715
Frisch's Restaurants, Inc.	200	4,746
Interstate Hotels & Resorts, Inc. *	16,500	153,285
Isle of Capri Casinos, Inc. *	5,480	140,562
J. Alexander's Corp.	750	6,398
Jack in the Box Inc. *	760	29,792
Lodgian, Inc. *	12,500	178,125
Luby's, Inc. *	8,910	92,931
Marcus Corp.	3,480	72,663
McCormick & Schmick's Seafood Restaurants, Inc. *	128	3,046
Nathan's Famous, Inc. *	1,120	15,120
Papa John's International, Inc. *	1,000	33,200
Penn National Gaming, Inc. *	1,150	44,597
Pinnacle Entertainment, Inc. *	22,400	686,560
Ryan's Restaurant Group, Inc. *	3,430	40,851
Sands Regent *	1,390	20,155
Speedway Motorsports, Inc.	200	7,548
Star Buffet, Inc.	1,700	13,229
Vail Resorts, Inc. *	12,780	474,138
		5,793,005

Retail 5.9%

Security	Number of Shares	Value ($)
1-800-FLOWERS.COM, Inc., Class A *	13,946	80,469
AnnTaylor Stores Corp. *	33,100	1,435,878

Security	Number of Shares	Value ($)
Arden Group, Inc.	583	65,978
Asbury Automotive Group, Inc. *	560	11,726
AutoNation, Inc. *	8,510	182,454
Barnes & Noble, Inc.	23,830	869,795
Big Lots, Inc. *	29,510	504,031
Blair Corp.	483	14,369
Books-A-Million, Inc.	3,720	62,050
Brown Shoe Co., Inc.	10,590	360,907
Charming Shoppes, Inc. *	57,583	647,233
Circuit City Stores, Inc.	10,800	293,976
Coldwater Creek, Inc. *	6,864	183,681
Cost-U-Less, Inc. *	1,850	14,948
Deb Shops, Inc.	1,700	40,987
Dillard's, Inc., Class A	1,590	50,642
Dress Barn, Inc. *	12,600	319,410
E Com Ventures Inc *	100	1,610
EZCORP, Inc., Class A *	4,210	158,675
Finlay Enterprises, Inc. *	1,700	14,450
First Cash Financial Services, Inc. *	11,800	233,050
Genesco, Inc. *	8,290	280,782
Gottschalks, Inc. *	9,000	58,680
Group 1 Automotive, Inc.	1,580	89,017
GSI Commerce, Inc. *	15,200	205,656
Hastings Entertainment, Inc. *	2,500	19,500
Haverty Furniture Cos., Inc.	3,100	48,639
Insight Enterprises, Inc. *	9,162	174,536
Jennifer Convertibles, Inc. *	660	3,597
Limited Brands, Inc.	40,020	1,024,112
Lithia Motors, Inc., Class A	8,150	247,108
Nordstrom, Inc.	7,420	270,830
Nutri/System, Inc. *	2,270	141,035
PC Connection, Inc. *	200	1,170
Retail Ventures, Inc. *	2,970	52,925
REX Stores Corp. *	1,200	17,220
Rush Enterprises, Inc., Class B *	6,616	111,810
Sabre Holdings Corp., Class A	40,126	882,772
Shoe Carnival, Inc. *	4,000	95,440
Smart & Final, Inc. *	1,040	17,514
Sonic Automotive, Inc.	9,000	199,620
Sport Chalet, Inc., Class A *	950	7,790
Sport Chalet, Inc., Class B *	150	1,193
Stage Stores, Inc.	9,063	299,079
Systemax, Inc. *	3,540	27,612
The Bon-Ton Stores, Inc.	580	12,690
The Cato Corp., Class A	13,200	341,220
The Children's Place Retail Stores, Inc. *	5,585	335,379
The Men's Wearhouse, Inc.	2,500	75,750
Weis Markets, Inc.	6,100	251,320
		10,840,315

Soaps & Cosmetics 0.1%

Security	Number of Shares	Value ($)
CCA Industries, Inc.	120	1,106
CPAC, Inc.	450	2,532
Elizabeth Arden, Inc. *	4,281	76,544
Parlux Fragrances, Inc. *	7,160	69,381
		149,563

Software 5.6%

Security	Number of Shares	Value ($)
American Software, Inc., Class A	3,770	25,334
Ansoft Corp. *	330	6,758

See financial notes.

Security	Number of Shares	Value ($)
Answerthink, Inc. *	11,700	47,151
Black Box Corp.	6,352	243,472
BMC Software, Inc. *	67,650	1,616,835
Cadence Design Systems, Inc. *	59,258	1,016,275
Captaris, Inc. *	6,684	31,081
Carreker Corp. *	14,400	102,960
CIBER, Inc. *	27,800	183,202
Cognizant Technology Solutions Corp., Class A *	17	1,145
Computer Task Group, Inc. *	2,333	11,665
Compuware Corp. *	107,766	722,032
CSP, Inc. *	1,660	11,869
Eclipsys Corp. *	8,088	146,878
Edgewater Technology, Inc. *	2,910	20,195
Embarcadero Technologies, Inc. *	5,960	36,356
Emdeon Corp. *	89,194	1,106,898
First American Corp.	740	31,280
Harris Interactive, Inc. *	24,006	136,834
Imergent, Inc. *	6,910	89,830
Informatica Corp. *	13,850	182,266
Inforte Corp. *	2,550	12,087
Integral Systems, Inc.	300	8,049
Intergraph Corp. *	8,824	277,868
Interwoven, Inc. *	21,000	180,180
INX, Inc. *	80	480
JDA Software Group, Inc. *	17,807	249,832
Keane, Inc. *	5,160	64,500
Lawson Software, Inc. *	31,068	208,156
Lightbridge, Inc. *	12,694	164,387
MakeMusic!, Inc. *	1,490	7,241
Manatron, Inc. *	930	5,474
MapInfo Corp. *	9,900	129,195
Mentor Graphics Corporation *	4,730	61,395
Moldflow Corp. *	7,394	86,584
MRO Software, Inc. *	3,950	79,277
Ness Technologies Inc. *	10,460	112,445
NetManage, Inc. *	5,000	24,850
NetScout Systems, Inc. *	12,500	111,500
Novell, Inc. *	4,306	28,549
Omtool Ltd. *	400	1,844
PC-Tel, Inc. *	13,065	111,575
PDF Solutions, Inc. *	3,820	47,406
Perot Systems Corp., Class A *	1,890	27,367
PLATO Learning, Inc. *	13,205	82,135
Quest Software, Inc. *	9,793	137,494
Radiant Systems, Inc. *	9,410	99,464
RealNetworks, Inc. *	10,103	108,102
Retalix Ltd. *	200	4,462
Source Interlink Cos., Inc. *	4,059	48,302
SPSS, Inc. *	7,471	240,118
Stellent, Inc. *	14,050	134,178
Sybase, Inc. *	42,500	824,500
Sykes Enterprises, Inc. *	8,430	136,229
TechTeam Global, Inc. *	4,934	45,146
THQ, Inc. *	8,937	193,039
Tier Technologies, Inc., Class B *	4,500	28,350
Tripos, Inc. *	1,160	2,517
Tyler Technologies, Inc. *	10,100	113,120
Ulticom, Inc. *	7,700	80,619
Versant Corp. *	400	2,680
webMethods, Inc. *	17,950	177,167
		10,228,179

Security	Number of Shares	Value ($)
Textiles & Apparel 1.6%		
Albany International Corp., Class A	11,250	476,888
Culp, Inc. *	3,960	19,364
Cutter & Buck, Inc.	1,160	13,305
Decorator Industries, Inc.	430	3,818
G-III Apparel Group Ltd. *	1,230	11,931
Hampshire Group Ltd. *	2,350	39,950
Hartmarx Corp. *	11,030	66,180
LaCrosse Footwear, Inc. *	110	1,323
Phillips-Van Heusen Corp.	13,700	522,792
Polo Ralph Lauren Corp.	2,360	129,564
Skechers U.S.A., Inc., Class A *	10,120	243,993
Steven Madden Ltd. *	4,425	131,069
Stride Rite Corp.	7,270	95,891
Tandy Leather Factory, Inc. *	3,500	23,940
The Gymboree Corp. *	14,458	502,560
Weyco Group, Inc.	300	6,966
Wolverine World Wide, Inc.	28,480	664,439
		2,953,973
Wholesale 2.8%		
ADDvantage Technologies Group, Inc. *	200	994
Advanced Medical Optics, Inc. *	17,690	896,883
Agilysys, Inc.	1,100	19,800
All American Semiconductor, Inc. *	1,910	6,876
Aristotle Corp. *	300	2,490
Arrow Electronics, Inc. *	29,000	933,800
Avnet, Inc. *	72,360	1,448,647
Bell Microproducts, Inc. *	771	4,179
BlueLinx Holdings, Inc.	6,000	78,180
Coast Distribution System, Inc.	1,650	14,355
Delta Apparel, Inc.	2,690	46,107
Educational Development Corp.	890	6,414
Handleman Co.	4,300	35,045
Huttig Building Products, Inc. *	8,810	71,361
IKON Office Solutions, Inc.	100	1,260
Industrial Distribution Group, Inc. *	2,527	22,313
Keystone Automotive Industries, Inc. *	5,739	242,301
Lawson Products, Inc.	500	19,710
LKQ Corp. *	2,872	54,568
Man Sang Holdings, Inc. *	200	1,016
NACCO Industries, Inc., Class A	200	27,482
Natural Health Trends Corp *	200	744
Nu Horizons Electronics Corp. *	4,925	47,526
P & F Industries, Inc. *	100	1,225
Park-Ohio Holdings Corp. *	1,300	22,451
Spartan Stores, Inc.	9,485	138,766
Tech Data Corp. *	618	23,676
TESSCO Technologies, Inc. *	1,230	24,649
Traffix, Inc.	5,527	29,790
Valley National Gases, Inc. *	1,100	28,765
W.W. Grainger, Inc.	1,570	118,111
WESCO International, Inc. *	9,627	664,263
		5,033,747
Total Common Stock (Cost $149,020,419)		**170,400,712**

Portfolio Holdings (Unaudited) continued

Security Rate, Maturity Date	Face Amount ($)	Value ($)
Short-Term Investments 6.1% of net assets		
Repurchase Agreement 6.1%		
CTC dated 6/30/06, due 7/3/06 at 4.50% with a maturity value of $11,095,744 (fully collateralized by U.S. Treasury Bill with a value of $11,416,323)	11,091,585	**11,091,585**

End of Investments.

* Non-income producing security.

(a) All long positions are pledged as collateral for securities sold short.

(b) At June 30, 2006 the tax basis cost of the fund's investments was $160,411,781, and the unrealized appreciation and depreciation was $24,238,510 and ($3,157,994), respectively, with a net unrealized appreciation of $21,080,516.

Security	Number of Shares	Value ($)
Short Sales 91.3% of net assets		
Agriculture, Food & Beverage 2.9%		
Bunge, Ltd.	25,040	1,258,260
Calavo Growers, Inc.	3,000	30,000
Delta & Pine Land Co.	5,200	152,880
Farmer Brothers Co.	3,500	75,880
Gold Kist, Inc. *	30,400	406,448
McCormick & Co., Inc.	13,300	446,215
Sanderson Farms, Inc.	8,800	246,312
Smithfield Foods, Inc. *	44,000	1,268,520
Tyson Foods, Inc., Class A	90,000	1,337,400
		5,221,915
Airlines 0.4%		
JetBlue Airways Corp. *	63,730	**773,682**
Autos 1.0%		
Accuride Corp. *	6,700	83,549
Gentex Corp.	31,800	445,200
Lear Corp.	29,900	664,079
Proliance International, Inc. *	7,700	35,574
Quantum Fuel Systems Technologies Worldwide, Inc. *	960	3,264
Visteon Corp. *	46,710	336,779
Wabash National Corp.	18,370	282,163
		1,850,608
Banks & Credit Institutions 5.6%		
AmeriCredit Corp. *	44,560	1,244,115
Astoria Financial Corp.	39,700	1,208,865
Cash Systems, Inc. *	4,890	35,648
Center Bancorp, Inc.	8,900	128,872
CharterMac	16,700	312,457
Citizens Banking Corp.	16,000	390,560
E*TRADE Financial Corp. *	77,060	1,758,509
East West Bancorp, Inc.	2,700	102,357
Encore Capital Group, Inc. *	9,700	119,019
Euronet Worldwide, Inc. *	17,200	659,964

Security	Number of Shares	Value ($)
Investors Financial Services Corp.	2,220	99,678
New York Community Bancorp, Inc.	78,190	1,290,917
Old National Bancorp	31,440	627,857
QC Holdings, Inc. *	242	3,269
State Bancorp, Inc.	5,200	89,752
UCBH Holdings, Inc.	30,181	499,194
Valley National Bancorp	52,100	1,339,491
Westamerica Bancorp	7,800	381,966
		10,292,490
Basic Minerals & Metals 1.5%		
American Superconductor Corp. *	14,785	130,551
Century Aluminum Co. *	13,700	488,953
Cleveland-Cliffs, Inc.	13,200	1,046,628
Meridian Gold, Inc. *	30,460	964,973
Steel Technologies, Inc.	1,600	31,104
Wolverine Tube, Inc. *	7,700	28,259
		2,690,468
Beer, Liquor, & Tobacco 0.3%		
Alliance One International, Inc.	7,020	31,169
Star Scientific, Inc. *	5,100	13,158
Universal Corp.	15,270	568,349
		612,676
Biotechnology 3.2%		
ABIOMED, Inc. *	9,135	118,481
Alexion Pharmaceuticals, Inc. *	18,167	656,192
Applera Corp. — Celera Genomics Group *	18,980	245,791
ARIAD Pharmaceuticals, Inc. *	23,200	104,632
ArQule, Inc. *	16,000	90,240
Avigen, Inc. *	6,500	33,670
CuraGen Corp. *	5,624	19,684
Cypress Bioscience, Inc. *	21,455	131,734
CYTOGEN Corp. *	2,900	7,250
Dyax Corp. *	18,933	55,663
Dynavax Technologies Corp. *	13,300	55,195
Encysive Pharmaceuticals, Inc. *	34,048	235,953
Geron Corp. *	28,500	196,650
Human Genome Sciences, Inc. *	78,700	842,090
ICOS Corp. *	28,653	630,080
Idenix Pharmaceuticals, Inc. *	100	940
ImClone Systems, Inc. *	29,477	1,138,991
Keryx Biopharmaceuticals, Inc. *	9,302	132,088
Kosan Biosciences, Inc. *	12,200	48,800
Lexicon Genetics, Inc. *	3,700	16,243
Nabi Biopharmaceuticals *	4,300	24,682
Neurocrine Biosciences, Inc. *	23,300	246,980
Noven Pharmaceuticals, Inc. *	13,700	245,230
Onyx Pharmaceuticals, Inc. *	13,800	232,254
Progenics Pharmaceuticals, Inc. *	1,140	27,428
Seattle Genetics, Inc. *	3,900	17,940
Telik, Inc. *	21,466	354,189
		5,909,070
Cellular & Wireless 0.0%		
Centennial Communications Corp. *	14,774	**76,825**

Security	Number of Shares	Value ($)
Chemicals & Rubber 2.0%		
ADA-ES, Inc. *	150	2,572
American Vanguard Corp.	100	1,548
Calgon Carbon Corp.	19,300	117,537
Cooper Tire & Rubber Co.	29,100	324,174
Cytec Industries, Inc.	12,200	654,652
Ferro Corp.	4,340	69,266
Hexcel Corp. *	38,880	610,805
Minerals Technologies, Inc.	530	27,560
Terra Industries, Inc. *	51,670	329,138
The Goodyear Tire & Rubber Co. *	90,811	1,008,002
The Mosaic Co. *	23,860	373,409
Valhi, Inc.	5,360	131,588
WD-40 Co.	10	336
		3,650,587
Commercial Aircraft & Components 0.0%		
CPI Aerostructures, Inc. *	400	**2,880**
Communications Utilities 2.4%		
Cincinnati Bell, Inc. *	9,300	38,130
Citizens Communications Co.	5,650	73,733
Commonwealth Telephone Enterprises, Inc.	12,400	411,184
Crown Media Holdings, Inc., Class A *	4,100	16,892
EchoStar Communications Corp., Class A *	57,400	1,768,494
IDT Corp. *	200	2,640
IDT Corp., Class B *	39,820	549,118
Mediacom Communications Corp., Class A *	2,361	14,709
NTL, Inc.	29,080	724,092
VeriSign, Inc. *	33,867	784,698
Warwick Valley Telephone Co.	69	1,345
		4,385,035
Construction & Homebuilding 0.6%		
Dominion Homes, Inc. *	100	899
Dycom Industries, Inc. *	14,200	302,318
Hovnanian Enterprises, Inc., Class A *	13,700	412,096
Lennar Corp., Class A	400	17,748
Pulte Homes, Inc.	5,731	164,996
Toll Brothers, Inc. *	7,590	194,076
		1,092,133
Construction Materials 0.4%		
Alico, Inc.	1,000	55,110
Headwaters, Inc. *	24,400	623,664
Nanophase Technologies Corp. *	600	4,344
		683,118
Consumer Durables 0.1%		
Coachmen Industries, Inc.	4,680	55,879
Fleetwood Enterprises, Inc. *	1,700	12,818
Marine Products Corp.	2,560	24,909
		93,606

Security	Number of Shares	Value ($)
Drugs & Pharmaceuticals 4.2%		
Adolor Corp. *	17,700	442,677
Advanced Magnetics, Inc. *	1,970	59,533
Alkermes, Inc. *	7,874	148,976
Amylin Pharmaceuticals, Inc. *	34,400	1,698,328
Atherogenics, Inc. *	9,500	123,975
AVANIR Pharmaceuticals, Class A *	310	2,121
Bioenvision, Inc. *	3,700	19,721
CV Therapeutics, Inc. *	20,600	287,782
Cytokinetics, Inc. *	4,656	29,286
Dendreon Corp. *	10,800	52,272
DepoMed, Inc. *	18,900	110,943
DOV Pharmaceutical, Inc. *	11,400	24,168
DUSA Pharmaceuticals, Inc. *	5,800	32,770
Emisphere Technologies, Inc. *	12,000	102,360
EPIX Pharmaceuticals, Inc. *	5,704	24,812
ImmunoGen, Inc. *	9,354	29,278
Indevus Pharmaceuticals, Inc. *	5,800	31,726
Inspire Pharmaceuticals, Inc. *	13,800	64,170
Martek Biosciences Corp. *	13,482	390,304
Medicis Pharmaceutical Corp., Class A	4,900	117,600
MGI Pharma, Inc. *	154	3,311
Myogen, Inc. *	11,860	343,940
Myriad Genetics, Inc. *	13,100	330,775
Nastech Pharmaceutical Co., Inc. *	500	7,900
Nektar Therapeutics *	4,380	80,329
Neose Technologies, Inc. *	3,400	13,770
Neurogen Corp. *	11,035	56,499
NitroMed, Inc. *	2,800	13,524
NPS Pharmaceuticals, Inc. *	10,100	49,288
OrthoLogic Corp. *	12,016	19,466
OXiGENE, Inc. *	800	3,136
Par Pharmaceutical Cos, Inc. *	6,300	116,298
PDL BioPharma, Inc. *	22,700	417,907
Penwest Pharmaceuticals Co. *	10,891	237,751
Pharmacyclics, Inc. *	10,400	40,144
POZEN, Inc. *	16,190	113,978
Salix Pharmaceuticals Ltd. *	378	4,650
Santarus, Inc. *	2,600	17,290
SciClone Pharmaceuticals, Inc. *	19,273	44,135
The Medicines Co. *	12,900	252,195
Vertex Pharmaceuticals, Inc. *	36,000	1,321,560
ZymoGenetics, Inc. *	16,800	318,696
		7,599,344
Electric Utilities 2.3%		
CenterPoint Energy, Inc.	115,697	1,446,212
CMS Energy Corp. *	23,540	304,608
Covanta Holding Corp. *	59,400	1,048,410
Reliant Energy, Inc. *	124,500	1,491,510
		4,290,740
Financial Investments 0.8%		
Acacia Research — Acacia Technologies *	4,200	59,052
Digital Theater Systems, Inc. *	206	4,013
Dolby Laboratories Inc., Class A *	15,000	349,500
Hanover Compressor Co. *	380	7,136
Marlin Business Services, Inc. *	4,305	97,121

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($)
Marvel Entertainment, Inc. *	35,300	706,000
Price Communications Corp. *	18,320	310,524
		1,533,346
Forest Products & Paper 2.3%		
Bowater, Inc.	25,450	578,987
Deltic Timber Corp.	310	17,475
Graphic Packaging Corp. *	38,900	147,431
Louisiana-Pacific Corp.	58,200	1,274,580
Neenah Paper, Inc.	7,900	240,555
Pope & Talbot, Inc.	8,700	54,201
Rayonier, Inc.	18,840	714,224
Smurfit-Stone Container Corp. *	98,475	1,077,317
Trex Co., Inc. *	4,000	103,560
		4,208,330
Furniture & Household Items 1.5%		
Atlantis Plastics, Inc., Class A *	5,665	51,325
Bally Technologies, Inc. *	30,500	502,335
Constar International, Inc. *	2,800	10,752
Fiberstars, Inc. *	5,330	41,840
Jacuzzi Brands, Inc. *	46,200	406,560
Kinetic Concepts, Inc. *	25,900	1,143,485
Rogers Corp. *	6,320	356,069
Russ Berrie & Co., Inc. *	6,200	76,012
Tupperware Corp.	6,100	120,109
Virco Manufacturing Corp. *	4,290	21,450
		2,729,937
Gas & Other Public Utilities 0.1%		
Waste Connections, Inc. *	2,810	**102,284**
Government Aircraft & Defense 0.4%		
Allied Defense Group, Inc. *	3,400	74,766
FLIR Systems, Inc. *	23,600	520,616
Innovative Solutions & Support, Inc. *	3,380	47,523
Sturm, Ruger & Co., Inc.	1,380	8,625
		651,530
Health Care & Hospital 1.0%		
Alliance Imaging, Inc. *	9,540	61,056
AMERIGROUP Corp. *	11,850	367,824
Apria Healthcare Group, Inc. *	22,300	421,470
Array BioPharma, Inc. *	18,204	156,554
Dialysis Corp. of America *	200	2,224
Enzo Biochem, Inc. *	13,500	203,580
Psychiatric Solutions, Inc. *	17,684	506,824
Tenet Healthcare Corp. *	10,900	76,082
United Surgical Partners International, Inc. *	1,657	49,826
VistaCare, Inc., Class A *	6,000	72,600
		1,918,040
Information & Services 4.2%		
Arbinet-thexchange, Inc. *	3,100	17,391
Arbitron, Inc.	16,300	624,779
Asset Acceptance Capital Corp. *	2,740	54,252
Clark, Inc.	4,940	65,208
Corinthian Colleges, Inc. *	20,168	289,613
deCODE genetics, Inc. *	32,400	200,556
DeVry, Inc. *	31,400	689,858
DiamondCluster International, Inc., Class A *	2,294	18,169
Exelixis, Inc. *	44,400	446,220
H&R Block, Inc.	57,950	1,382,687
Horizon Health Corp. *	5,050	105,444
Intersections, Inc. *	1,800	19,530
Iron Mountain, Inc. *	6,590	246,334
Jupitermedia Corp. *	12,900	167,700
KFX, Inc. *	24,000	366,720
Maxygen, Inc. *	13,100	97,988
MTC Technologies, Inc. *	2,000	47,260
NetRatings, Inc. *	6,300	87,507
Nuvelo, Inc. *	27,671	460,722
PeopleSupport, Inc. *	5,930	79,818
Rentech, Inc. *	50,700	235,755
Senomyx, Inc. *	12,000	173,160
Strayer Education, Inc.	7,900	767,248
Syntroleum Corp. *	15,900	96,513
The Advisory Board Co. *	8,870	426,558
Total System Services, Inc.	2,200	42,350
Universal Technical Institute, Inc. *	6,002	132,164
Viad Corp.	13,400	419,420
		7,760,924
Instruments 3.8%		
Align Technology, Inc. *	27,700	204,703
Beckman Coulter, Inc.	8,740	485,507
Biosite, Inc. *	6,200	283,092
Caliper Life Sciences, Inc. *	2,700	13,473
Catapult Communications Corp. *	5,700	62,130
Cepheid, Inc. *	20,400	198,084
Clinical Data, Inc. *	108	1,732
Conceptus, Inc. *	13,600	185,504
Conmed Corp. *	3,800	78,660
Conor Medsystems, Inc. *	5,200	143,468
CryoLife, Inc. *	1,300	7,020
CyberOptics Corp. *	2,800	36,232
Daxor Corp. *	300	5,148
Dexcom, Inc. *	3,100	42,098
Dionex Corp. *	8,778	479,805
Endologix, Inc. *	16,302	57,709
Faro Technologies, Inc. *	4,284	72,657
I-Flow Corp. *	4,800	51,936
IntraLase Corp. *	6,700	112,158
Intuitive Surgical, Inc. *	12,790	1,508,836
LoJack Corp. *	7,800	147,108
Luminex Corp. *	8,720	151,641
Measurement Specialties, Inc. *	6,200	138,074
Mentor Corp.	4,880	212,280
Merit Medical Systems, Inc. *	1,300	17,888
NMT Medical, Inc. *	5,730	57,357
North American Scientific, Inc. *	605	1,180
OraSure Technologies, Inc. *	26,200	249,424
Osteotech, Inc. *	7,500	30,300
RAE Systems, Inc. *	3,900	15,600
Regeneration Technologies, Inc. *	11,410	73,024
STAAR Surgical Co. *	4,100	31,734
Synergetics USA, Inc. *	5,142	32,292
ThermoGenesis Corp. *	11,800	48,616

See financial notes.

Security	Number of Shares	Value ($)
Waters Corp. *	36,900	1,638,360
Wright Medical Group, Inc. *	4,600	96,278
		6,971,108
Insurance 2.8%		
Aspen Insurance Holdings Ltd.	31,710	738,526
ChoicePoint, Inc. *	36,300	1,516,251
IPC Holdings, Ltd.	17,537	432,462
Molina Healthcare, Inc. *	4,000	152,200
Progressive Gaming International Corp. *	18,700	145,860
Transatlantic Holdings, Inc.	1,070	59,813
United Fire & Casualty Co.	1,070	32,239
White Mountains Insurance Group Ltd.	3,200	1,558,400
Willis Group Holdings Ltd.	16,800	539,280
		5,175,031
IT Hardware 6.1%		
ADTRAN, Inc.	31,553	707,734
Agere Systems, Inc. *	29,060	427,182
Altera Corp. *	94,100	1,651,455
Avaya, Inc. *	127,100	1,451,482
California Micro Devices Corp. *	190	760
DDi Corp. *	12,228	100,270
EFJ, Inc. *	16,300	97,963
Entegris, Inc. *	70,498	671,846
ESS Technology, Inc. *	7,100	15,336
Integrated Silicon Solutions, Inc. *	4,400	24,244
International DisplayWorks, Inc. *	16,700	86,840
Intervoice, Inc. *	21,400	152,368
KLA-Tencor Corp.	14,276	593,453
Leadis Technology, Inc. *	11,700	64,584
Metalink Ltd. *	3,100	18,448
Micro Linear Corp. *	1,300	3,120
Microchip Technology, Inc.	12,893	432,560
O2Micro International Ltd. — ADR *	3,200	24,608
Power Integrations, Inc. *	8,165	142,724
Power-One, Inc. *	42,427	280,018
QLogic Corp. *	76,734	1,322,894
Rambus, Inc. *	40,598	926,040
RELM Wireless Corp. *	200	1,244
Sigmatel, Inc. *	18,500	76,035
Silicon Image, Inc. *	43,600	470,008
Silicon Laboratories, Inc. *	6,800	239,020
Staktek Holdings, Inc. *	7,940	38,588
Synaptics, Inc. *	10,900	233,260
Tessera Technologies, Inc. *	24,139	663,823
Universal Display Corp. *	6,600	87,846
Volterra Semiconductor Corp. *	3,350	51,121
Vyyo, Inc. *	5,000	31,000
		11,087,874
Land & Water Transportation 2.0%		
General Maritime Corp.	19,600	724,416
Kansas City Southern *	4,130	114,401
Quality Distribution, Inc. *	1,018	13,519
Rural/Metro Corp. *	15,970	111,790
Sea Containers Ltd., Class A	13,900	66,025

Security	Number of Shares	Value ($)
Sirva, Inc. *	11,100	71,817
Teekay Shipping Corp.	33,210	1,389,506
Trailer Bridge, Inc. *	1,070	7,758
YRC Worldwide, Inc. *	26,669	1,123,032
		3,622,264
Mainframe & Minicomputers 0.4%		
Palm, Inc. *	46,100	**742,210**
Metal Products & Machinery 4.4%		
Actuant Corp., Class A	300	14,985
American Power Conversion Corp.	69,556	1,355,647
American Standard Cos., Inc.	800	34,616
Ball Corp.	43,100	1,596,424
Bucyrus International, Inc., Class A	1	25
Donaldson Co., Inc.	39,600	1,341,252
Energizer Holdings, Inc. *	7,000	409,990
Environmental Tectonics Corp. *	2,000	11,800
Federal Signal Corp.	17,860	270,400
Global Power Equipment Group, Inc. *	16,600	52,788
Lindsay Manufacturing Co.	3,940	106,853
Pentair, Inc.	37,800	1,292,382
Plug Power, Inc. *	25,000	116,750
Spectrum Brands, Inc. *	15,210	196,513
Ultralife Batteries, Inc. *	7,800	79,014
Zebra Technologies Corp., Class A *	36,256	1,238,505
		8,117,944
Miscellaneous Finance 1.0%		
BKF Capital Group, Inc.	4,600	28,750
Calamos Asset Management, Inc., Class A	12,700	368,173
CKX, Inc. *	13,200	179,124
eSPEED, Inc., Class A *	6,918	57,627
First Albany Companies, Inc. *	6,820	30,690
GAMCO Investors, Inc., Class A	3,500	128,660
Nasdaq Stock Market, Inc. *	8,725	260,877
Sanders Morris Harris Group, Inc.	2,523	38,123
Waddell & Reed Financial, Inc., Class A	32,800	674,368
Westwood Holdings Group, Inc.	200	3,760
		1,770,152
Oil & Coal Resources 3.4%		
Clayton Williams Energy, Inc. *	10	345
Delta Petroleum Corp. *	24,000	411,120
Encore Acquisition Co. *	27,374	734,444
Equitable Resources, Inc.	44,300	1,484,050
FX Energy, Inc. *	19,500	90,090
Infinity Energy Resources, Inc. *	150	1,043
MarkWest Hydrocarbon, Inc.	2,176	53,856
Plains Exploration & Production Co. *	12,250	496,615
Pogo Producing Co.	29,910	1,378,851
Quicksilver Resources, Inc. *	32,500	1,196,325
Southwestern Energy Co. *	13,567	422,748
		6,269,487

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($)
Oil Distribution 1.3%		
Cheniere Energy, Inc. *	28,400	1,107,600
Kinder Morgan Management, LLC *	28,032	1,205,931
		2,313,531
Photo-optical, Micros & Office Machinery 1.6%		
Ampex Corp., Class A *	600	6,996
Avid Technology, Inc. *	15,400	513,282
Diebold, Inc.	4,680	190,101
Dot Hill Systems Corp. *	2,400	8,208
Echelon Corp. *	17,100	128,079
Immersion Corp. *	12,070	70,730
Intermec, Inc. *	1,350	30,969
Lexmark International, Inc., Class A *	1,900	106,077
Mobility Electronics, Inc. *	13,200	95,832
NCR Corp. *	47,440	1,738,202
Symbol Technologies, Inc.	8,600	92,794
		2,981,270
Publishing, Broadcasting & Cinema 3.0%		
Acco Brands Corporation *	4,280	93,732
Central European Media Enterprises, Ltd., Class A *	21,825	1,379,122
Dow Jones & Co., Inc.	1,900	66,519
DreamWorks Animation SKG, Inc., Class A *	19,100	437,390
Fisher Communications, Inc. *	3,636	153,184
Journal Register Co.	17,200	154,112
Nexstar Broadcasting Group, Inc., Class A *	13,020	62,496
R.H. Donnelley Corp. *	22,710	1,227,930
Saga Communications, Inc., Class A *	900	8,154
Spanish Broadcasting System, Class A *	9,300	47,523
The E.W. Scripps Co., Class A	17,900	772,206
The Interpublic Group of Cos., Inc. *	2,100	17,535
The New York Times Co., Class A	40,800	1,001,232
Young Broadcasting, Inc., Class A *	3,800	11,932
		5,433,067
Real Estate Development 0.7%		
Forest City Enterprises, Inc., Class A	25,960	1,295,664
Tejon Ranch Co. *	1,400	57,624
		1,353,288
Real Estate Investment Trusts 7.9%		
Alexandria Real Estate Equities, Inc.	7,200	638,496
Apartment Investment & Management Co., Class A	35,820	1,556,379
AvalonBay Communities, Inc.	13,760	1,522,131
Boston Properties, Inc.	18,300	1,654,320
BRE Properties, Class A	21,593	1,187,615
Essex Property Trust, Inc.	12,000	1,339,920
Federal Realty Investment Trust	18,200	1,274,000
FelCor Lodging Trust, Inc.	7,300	158,702

Security	Number of Shares	Value ($)
General Growth Properties, Inc.	11,300	509,178
Glimcher Realty Trust	18,570	460,722
Global Signal, Inc.	7,000	324,240
Kilroy Realty Corp.	13,600	982,600
Plum Creek Timber Co., Inc.	38,600	1,370,300
Realty Income Corp.	40	876
Tanger Factory Outlet Centers, Inc.	13,900	449,943
The Mills Corp.	24,300	650,025
United Dominion Realty Trust, Inc.	2,550	71,426
Washington Real Estate Investment Trust	10,196	374,193
		14,525,066
Restaurants, Hotels & Theaters 2.8%		
Ameristar Casinos, Inc.	13,785	268,118
Applebee's International, Inc.	19	365
Blockbuster, Inc., Class A *	26,600	132,468
Buca, Inc. *	10,230	57,800
CKE Restaurants, Inc.	7,960	132,216
Domino's Pizza, Inc.	19,100	472,534
Magna Entertainment Corp., Class A *	8,800	46,288
Nevada Gold & Casinos, Inc. *	2,100	15,330
P.F. Chang's China Bistro, Inc. *	400	15,208
Panera Bread Co., Class A *	100	6,724
Peet's Coffee & Tea, Inc. *	2,996	90,449
Red Robin Gourmet Burgers, Inc. *	6,770	288,131
Six Flags, Inc. *	54,090	303,986
Sonic Corp. *	39,616	823,617
Station Casinos, Inc.	22,300	1,518,184
Texas Roadhouse, Inc., Class A *	24,731	334,363
The Cheesecake Factory, Inc. *	14,835	399,803
Westwood One, Inc.	28,900	216,750
		5,122,334
Retail 4.4%		
99 Cents Only Stores *	12,000	125,520
Big 5 Sporting Goods Corp.	3,910	76,245
Bombay Company, Inc. *	4,800	11,616
CarMax, Inc. *	20,200	716,292
CDW Corp.	300	16,395
Celebrate Express, Inc. *	3,977	51,741
Chico's FAS, Inc. *	13,900	375,022
Collegiate Pacific, Inc.	500	5,375
dELiA*s, Inc. *	400	3,232
Design Within Reach, Inc. *	3,852	26,348
Family Dollar Stores, Inc.	5,900	144,137
Guitar Center, Inc. *	14,300	635,921
Hot Topic, Inc. *	12,682	145,970
Jo-Ann Stores, Inc. *	11,800	172,870
New York & Co., Inc. *	6,000	58,620
Pathmark Stores, Inc. *	24,100	226,781
PETCO Animal Supplies, Inc. *	9,885	201,950
PetMed Express, Inc. *	200	2,194
PETsMART, Inc.	48,190	1,233,664
Pier 1 Imports, Inc.	35,600	248,488
PriceSmart, Inc. *	12,029	120,530
RadioShack Corp.	76,500	1,071,000
Ross Stores, Inc.	13,700	384,285
School Specialty, Inc. *	11,276	359,140
The Pep Boys-Manny, Moe & Jack	25,700	301,461
Tiffany & Co.	33,200	1,096,264

 See financial notes.

Security	Number of Shares	Value ($)
ValueVision Media, Inc., Class A *	13,122	144,736
Whole Foods Market, Inc.	123	7,951
		7,963,748
Soaps & Cosmetics 0.0%		
Clorox Co.	80	**4,878**
Software 5.3%		
@Road, Inc. *	38,336	211,615
ActivIdentity Corp. *	10,354	47,214
Activision, Inc. *	89,857	1,022,573
Altiris, Inc. *	8,240	148,650
Blackboard, Inc. *	9,000	260,640
Cogent, Inc. *	11,200	168,784
Corillian Corp. *	4,700	14,053
Dendrite International, Inc. *	19,700	182,028
Digimarc Corp. *	4,677	28,857
Emageon, Inc. *	5,010	73,096
Epicor Software Corp. *	27,905	293,840
eResearch Technology, Inc. *	22,900	208,390
F5 Networks, Inc. *	7,878	421,315
Infospace, Inc. *	17,050	386,523
Internet Capital Group, Inc. *	19,590	176,310
Kanbay International, Inc. *	11,400	165,756
Kronos, Inc. *	13,840	501,146
Mercury Computer Systems, Inc. *	12,024	185,049
National Instruments Corp.	14,983	410,534
NAVTEQ Corp. *	36,660	1,637,969
Online Resources Corp *	1,149	11,881
Open Solutions, Inc. *	10,936	291,007
Packeteer, Inc. *	16,692	189,287
Parametric Technology Corp. *	55,987	711,595
Phoenix Technologies, Ltd. *	80	385
PlanetOut, Inc. *	1,300	9,100
ProxyMed, Inc. *	1,610	11,689
Q-Med, Inc. *	8,839	37,654
Salesforce.com, Inc. *	9,190	245,005
SM&A *	12,700	77,470
Sohu.com, Inc. *	13,700	353,323

Security	Number of Shares	Value ($)
SRA International, Inc., Class A *	15,600	415,428
SupportSoft, Inc. *	5,200	20,488
Take-Two Interactive Software, Inc. *	40,923	436,239
Unisys Corp. *	44,700	280,716
Verint Systems, Inc. *	3,205	93,554
Websense, Inc. *	270	5,546
		9,734,709
Textiles & Apparel 1.4%		
Ashworth, Inc. *	25	225
Cintas Corp.	40,400	1,606,304
Columbia Sportswear Co. *	68	3,078
K-Swiss, Inc., Class A	12,613	336,767
Phoenix Footwear Group, Inc. *	1,110	6,627
Tandy Brands Accessories, Inc.	450	4,662
The Timberland Co., Class A *	25,500	665,550
		2,623,213
Wholesale 1.8%		
Audiovox Corp. *	10,300	140,698
Central European Distribution Corp. *	8,713	219,232
GTSI Corp. *	1,020	6,579
Nash Finch Co.	3,400	72,386
Nu Skin Enterprises, Inc., Class A	8,580	127,413
NuCo2, Inc. *	6,289	151,188
Patterson Cos., Inc. *	46,265	1,616,036
Pomeroy IT Solutions, Inc. *	8,030	57,816
ScanSource, Inc. *	9,600	281,472
United Natural Foods, Inc. *	21,197	699,925
		3,372,745

End of short sale positions.

* Non-income producing security.

ADR – American Depositary Receipt

Statement of Assets and Liabilities as of 06/30/06

	Laudus Rosenberg VIT Value Long/Short Equity Fund
	(Unaudited)
Assets:	
Investments, at cost	$160,112,004
Investments, at value	$170,400,712
Repurchase agreements, at amortized cost	11,091,585
Total Investments	181,492,297
Deposits with broker and custodian bank for securities sold short	164,482,203
Dividends and interest receivable	384,602
Receivable for investments sold	12,914,133
Receivable for fund shares sold	68,241
Prepaid expenses	142
Total Assets	359,341,618
Liabilities:	
Securities sold short, proceeds	$173,553,651
Securities sold short	$167,313,487
Payable for investments purchased	8,045,185
Payable for fund shares repurchased	433,537
Accrued expenses and other liabilities:	
Manager fees	58,262
Distribution and Shareholder Servicing fees	35,292
Independent Trustees fees	2,199
Other accrued expenses	415,712
Total liabilities	176,303,674
Net Assets	$183,037,944
Net Assets Consist of:	
Capital	$166,839,859
Undistributed net investment income	2,543,755
Accumulated net realized losses on investments	(13,966,127)
Net unrealized appreciation on investments	27,620,457
Net Assets	$183,037,944
Shares Outstanding	16,070,195
Net asset value, Offering Price and Redemption Price per Share	$ 11.39

See the accompanying notes to the financial statements.

Statement of Operations for the six months ended 06/30/06

	Laudus Rosenberg VIT Value Long/Short Equity Fund (Unaudited)
Investment Income:	
Dividends	$ 842,125
Interest	3,216,051
Total Investment Income	4,058,176
Expenses:	
Manager fees	1,175,109
Distribution and Shareholder Services fees	195,852
Custodian fees	23,238
Shareholder report fees	19,454
Fund accounting fees	32,501
Independent Trustees' fees	1,506
Dividend expense for securities sold short	1,030,278
Trustee retirement plan	1,942
Professional fees	47,879
Transfer agent fees	5,386
Recouped by manager	49,076
Other expenses	6,966
Total expenses	2,589,187
Net investment income	1,468,989
Realized and Unrealized Gains/(Losses) on Investments	
Net realized gains on securities	7,575,565
Net realized losses on securities sold short	(10,772,912)
Change in net unrealized appreciation on investments	11,601,847
Net realized and unrealized gains/(losses) on investments	8,404,500
Change in Net Assets Resulting From Operations	$ 9,873,489

See the accompanying notes to the financial statements.

Statements of Changes in Net Assets

	Laudus Rosenberg VIT Value Long/Short Equity Fund	
	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(Unaudited)	
Investment Activities:		
Operations:		
Net investment income	$ 1,468,989	$ 1,074,766
Net realized losses from investments....................................	(3,197,347)	(6,820,190)
Change in unrealized appreciation from investments	11,601,847	11,175,051
Change in net assets resulting from operations	9,873,489	5,429,627
Capital Transactions:		
Proceeds from shares issued	69,413,241	151,719,378
Value of shares redeemed..	(40,978,350)	(65,464,794)
Change in net assets resulting from capital transactions	28,434,891	86,254,584
Change in net assets	38,308,380	91,684,211
Net Assets:		
Beginning of period..	144,729,564	53,045,353
End of period	$183,037,944	$144,729,564
Share Transactions:		
Class 2:		
Shares sold	6,337,292	14,345,988
Shares redeemed	(3,740,653)	(6,181,906)
Change in Shares	2,596,639	8,164,082

See the accompanying notes to the financial statements.

Financial Statements

Financial Highlights
Selected data for a share outstanding throughout the period indicated.

	For the Six Months Ended June 30, 2006 (Unaudited)	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 1, 2003[1] to December 31, 2003
Class 2				
VIT Value Long/Short Equity Fund				
Net asset value, beginning of period	$ 10.74	$ 9.99	$ 9.64	$ 10.00
Investment activities:				
Net investment income/(loss)	0.08	0.08	(0.04)	(0.05)[2]
Net realized and unrealized gains/(losses) on investments	0.57	0.67	0.39	(0.31)
Total from investment activities	0.65	0.75	0.35	(0.36)
Net asset value, end of period	$ 11.39	$ 10.74	$ 9.99	$ 9.64
Total return	6.05%[3]	7.51%	3.63%	(3.60)%[3]
Ratios to Average Net Assets/ Supplemental Data:				
Net Assets at end of period (000's)	$183,038	$144,730	$53,045	$ 9,508
Net investment income/(loss) net of waivers/reimbursements[4]	1.88%[5]	1.02%	(0.77)%	(0.90)%[5]
Expenses before waivers/ reimbursements[4]	3.31%[5]	3.23%	4.10%	7.55%[5]
Expenses net of waivers/ reimbursements[4]	3.31%[5]	3.21%	3.14%	2.98%[5]
Expenses net of waivers/ reimbursements[6]	1.99%[5]	1.99%	1.99%	2.00%[5]
Portfolio turnover rate	67.07%	122.98%	89.39%	130.89%

[1] Commencement of operations.

[2] Calculated based on the average shares outstanding during the period.

[3] Not annualized for periods less than one year.

[4] Includes interest expense and dividend expense on securities sold short.

[5] Annualized for periods less than one year.

[6] Exclusive of non-recurring account fees, extraordinary expenses, interest expense and dividends on securities sold short.

Notes to Financial Statements as of June 30, 2006 (Unaudited)

1. Organization.

Laudus Variable Insurance Trust (the "Trust") was established as a Massachusetts business trust under the laws of Massachusetts on March 2, 1998. The Trust is an open-end diversified management investment company offering one portfolio: Laudus Rosenberg VIT Value Long/Short Equity Fund (the "Fund"). Class 1 Shares are not offered. The Fund currently offers only Class 2 Shares.

Under the Fund's organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In addition, in the normal course of business, the Fund enters into contracts with its vendors and others that provide for general indemnifications. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund. However, based on experience, the Fund expects that risk of loss to be remote.

2. Significant Accounting Policies.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual amounts could differ from those estimates. The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements.

Security Valuation

The Fund uses approved pricing services to provide values for its portfolio securities. Current market values are generally determined by the approved pricing services as follows: securities traded on stock exchanges are valued at the last-quoted sales price on the exchange on which such securities are primarily traded (closing values), or, lacking any sales, at the mean between the bid and ask prices; securities traded in the over-the-counter market are valued at the last sales price that day, or, if there are no sales that day, at the mean between the bid and ask prices. In addition, securities that are primarily traded on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate. Securities may be fair valued pursuant to procedures approved by the Fund's Board of Trustees when approved pricing services do not provide a value for a security, a furnished price appears manifestly incorrect or events occur prior to the close of the New York Stock Exchange that materially affect the furnished price. The Board of Trustees regularly reviews fair value determinations made by the Fund pursuant to the procedures.

Security Transactions and Related Investment Income

Changes in holding of portfolio securities are reflected no later than on the first business day following the trade date. However, for financial reporting purposes, portfolio security transactions are reported on trade date. Net realized gains or losses from sales of securities are determined on the specific identification cost method. Interest income and expenses are recognized on the accrual basis. Dividend income, less foreign taxes withheld (if any), is recorded on the ex-dividend date. Interest income is recorded as earned and includes premium amortization and discount accretion.

Real Estate Investment Trusts

The Fund may own shares of real estate investment trusts ("REITs") which report information on the source of their distributions annually. Certain distributions received from REITs during the year, which are known to be a return of capital, are recorded as a reduction to the cost of the individual REIT.

Repurchase Agreements

In a repurchase agreement, the Fund buys a security from another party (usually a financial institution) with the agreement that the security will be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Fund has one repurchase agreement. It is currently fully collateralized by a U.S. Treasury Bill. All collateral is held by the Fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

Short Sales

The Fund is authorized to engage in short sales. Short sales are transactions in which the Fund sells a security it does not own, in anticipation of a decline in the market

value of that security. To complete such a transaction, the Fund must borrow the security to deliver to the buyer upon the short sale; the Fund is then obligated to replace the security borrowed by purchasing the security at current market value sometime in the future. The Fund will incur a loss if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the price of the security declines between those dates. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed the market value of securities sold short recorded in the Statement of Assets and Liabilities. Until the Fund replaces the borrowed security, the Fund will maintain a segregated account at the Custodian bank with cash, U.S. Government Securities and/or securities held long to sufficiently cover its short positions on a daily basis. The collateral for the securities sold short includes the *Deposits with Broker and Custodian bank* as shown in the Statement of Assets and Liabilities and the securities held long as shown in the Statement of Portfolio Investments. Interest accrued or dividends paid on Securities Sold Short are recorded as an expense on the Fund's records.

Dividends and Distributions

Dividends and distributions to shareholders are recorded on the ex-dividend date. Dividends and distributions are made annually on a tax basis, which may differ from distribution amounts determined under accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for REITs and wash sales for book and tax purposes.

Retirement Plan

Interested Trustees and officers of the Trust do not receive compensation from the Trust. The Trust pays each Independent Trustee a quarterly retainer fee of $100.00 and an additional $100.00 for each regular meeting attended.

In addition, a retirement plan has been instituted for all of the Independent Trustees of the Laudus Trust and Trustees of the Laudus Variable Insurance Trust (the "Retirement Plan"). Under the terms of the Retirement Plan, upon retirement or other termination from service from the Laudus Trust and Laudus Variable Insurance Trust (other than termination for cause), a retiring Independent Trustee who has served as Independent

Trustee for at least five years shall be paid a lump sum cash payment (the "Retirement Payment"). The Retirement Payment shall be equal to $10,000 for each year that the Trustee has served as an Independent Trustee of the Laudus Trust and the Laudus Variable Insurance Trust, including years of service prior to the adoption of the Retirement Plan. However, beginning April 1, 2005, each Independent Trustee is permitted to make a one-time election to have the $10,000 attributable to service for the coming year adjusted up or down at the end of each subsequent year based on the unweighted average performance of Institutional Shares of each Fund of the Laudus Trust and Class 2 Shares of the sole series of the Laudus Variable Insurance Trust that is in operation for all of such year. Each Independent Trustee also was given the opportunity to make a one-time election to have previously accrued benefits fluctuate beginning April 1, 2005, based on performance of the Funds as described in the previous sentence. As a result, the amount of the Retirement Payment payable to any Independent Trustee may increase or decrease based upon performance of the Funds. The portion of the total Retirement Payment owed to an Independent Trustee upon his or her retirement that is payable by any Fund will be determined based on the relative net assets of the Funds of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust in operation on the date of the Independent Trustee's retirement. The Trust did not pay any pension or retirement benefits for its Trustees.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code under Subchapter M, applicable to regulated investment companies, and to distribute substantially all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no provision is made for federal income taxes.

3. Management, Administration, Fund Accounting, Distribution and Shareholder Service Agreements.

The Trust's Board of Trustees oversees the general conduct of the Trust and the Fund.

Charles Schwab Investment Management, Inc. ("CSIM" or the "Manager") is the investment adviser of the Fund and manages the Fund's business, subject to the supervision of the Board of Trustees. AXA Rosenberg Investment Management LLC ("AXA Rosenberg"), the Fund's sub-adviser, provides day-to-day portfolio management services to the Fund, subject to the supervision of CSIM.

The Fund pays CSIM an advisory fee for these services on a monthly basis. CSIM and not the Fund pays a portion of the advisory fee it receives to AXA Rosenberg in return for its services.

The table below sets forth the advisory fee payable to CSIM by the Fund.

	Agreement Rate
Laudus Rosenberg VIT Value Long/ Short Equity Fund	1.50%

CSIM has contractually agreed, until at least April 30, 2008, to waive its management fee and bear certain expenses and fees of the Fund. As such, CSIM further agrees to reimburse the Fund to limit the annual expenses, exclusive of nonrecurring account fees, fees on securities transactions such as exchange fees, dividends and interest on securities sold short, service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business as follows.

Laudus Rosenberg VIT Value Long/ Short Equity Fund	1.99%*

* Reflects contractual limitations by Manager to waive its management fee and/or bear certain expenses, excluding dividend expense.

Any amounts waived or reimbursed in a particular fiscal year will be subject to repayment through the next two fiscal years, to the extent that the repayment will not cause the Fund's net expenses to exceed the current limit (as stated in CSIM's contractual undertaking) during the respective year.

As of June 30, 2006, the balance of recoupable expense is as follows:

	Expires	
	12/31/07	12/31/08
Laudus Rosenberg VIT Value Long/Short Equity Fund	$222,007	$23,352

Effective October 1, 2005, State Street Bank & Trust Company serves as the Trust's administrator and assisted the Trust in all aspects of its administration and operation. Prior to October 1, 2005, BISYS Fund Services Ohio, Inc. ("BISYS") performed these services.

Effective October 1, 2005, State Street Bank & Trust Company also serves as the Trust's fund accountant. Prior to October 1, 2005, BISYS performed these services.

Effective October 10, 2005, Boston Financial Data Services, Inc. performs the transfer agent services. Prior to October 10, 2005, BISYS performed these services.

The Trust has a Distribution and Shareholder Service Plan with respect to its Class 2 Shares pursuant to Rule 12b-1 under the 1940 Act. The Class 2 Shares of the Fund are sold on a continuous basis by the Trust's Distributor. Effective October 1, 2005, ALPS Distributors, Inc. serves as the Distributor. Prior to October 1, 2005, Laudus Distributor, Inc. served as the Distributor. Under the Distribution and Shareholder Service Plan, the Fund pays distribution and shareholder servicing fees in connection with the sale and servicing of the Class 2 shares. The annual Distribution and Shareholder Service Fee consists of up to 0.25% of the average daily net assets of the Class 2 Shares.

4. Security Purchases and Sales.

For the year ended June 30, 2006, purchases and sales of securities (excluding short-term securities) were as follows:

	Purchases	Sales
Laudus Rosenberg VIT Value Long/Short Equity Fund	$126,502,034	$98,656,330

5. Federal Income Taxes.

As of the tax year end of December 31, 2005, the following is the net capital loss carryforward, which is available to offset future realized gains.

	Expires			
	2011	2012	2013	Total
Laudus Rosenberg VIT Value Long/ Short Equity Fund	$617,013	$2,527,100	$3,508,597	$6,652,710

Net capital losses incurred after October 31 and within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. For the period ended

December 31, 2005, the Fund deferred to January 1, 2006 post October capital losses of:

	Capital Loss
Laudus Rosenberg VIT Value Long/Short Equity Fund	$3,989,881

As of December 31, 2005, the components of distributable earnings/accumulated earnings on a tax basis were as follows:

	Undistributed Ordinary Income	Accumulated Capital and Other Losses	Unrealized Appreciation	Total Accumulated Earnings
Laudus Rosenberg VIT Value Long/ Short Equity Fund	$1,074,766	$(10,642,591)	$15,892,421	$6,324,596

The difference between book basis and tax basis unrealized appreciation/(depreciation) is attributable to tax deferral of losses on wash sales.

Proxy Voting Results. <small>(Unaudited)</small>

Shareholders of the fund covered in this report approved all proposals described in the most recent Laudus Variable Insurance Trust proxy solicitation. A special meeting of the shareholders was held on June 28, 2006. The number of votes necessary to conduct the meeting and approve each proposal was obtained. The results of the votes of shareholders are listed below.

	No. of Shares
To elect the following Trustees:	
Rodman L. Drake	
Affirmative	13,839,335.534
Withhold	423,073.277
Total	14,262,408.811
Morrill Melton ("Mel") Hall, Jr.	
Affirmative	13,813,767.043
Withhold	448,641.768
Total	14,262,408.811
Roger M. Lynch	
Affirmative	13,842,172.855
Withhold	420,235.956
Total	14,262,408.811
Jonathan Piel	
Affirmative	13,783,106.458
Withhold	479,302.353
Total	14,262,408.811
John D. Collins	
Affirmative	13,864,060.746
Withhold	398,348.065
Total	14,262,408.811
Mariann Byerwalter	
Affirmative	13,856,374.577
Withhold	406,034.234
Total	14,262,408.811
William A. Hasler	
Affirmative	13,853,365.808
Withhold	409,043.003
Total	14,262,408.811
Nils H. Hakansson	
Affirmative	13,814,630.018
Withhold	447,778.793
Total	14,262,408.811
James L. Bailey	
Affirmative	13,836,945.211
Withhold	425.463.600
Total	14,262,408.811
Randall W. Merk	
Affirmative	13,762,962.788
Withhold	499,446.023
Total	14,262,408.811

Trustees and Officers

The tables below provide information about the trustees and officers for the Laudus Variable Insurance Trust ("LVIT"), which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

Trustees remain in office until they resign, retire or are removed by shareholder vote.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-866-452-8387.

Independent Trustees

Name, Year of Birth, (Term of Office and Length of Time Served)	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Mariann Byerwalter 1960 (Trustee of LVIT since 2004)	Chairman of JDN Corporate Advisory LLC. From 1996 to 2001, Vice President for Business Affairs and Chief Financial Officer of Stanford University, and in 2001, Special Advisor to the President of Stanford University.	98	Board 1 – Director, Redwood Trust, Inc. Board 2 – Director, PMI Group, Inc.
William A. Hasler 1941 (Trustee of LVIT since 2004)	Retired. Dean Emeritus of the Haas School of Business, University of California, Berkeley. Until February 2004, Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals).	98	Board 1 – Director, Aphton Corporation Board 2 – Director, Mission West Properties. Board 3 – Director, TOUSA. Board 4 – Director, Stratex Networks. Board 5 – Director, Genitope Corp. Board 6 – Director, Solectron Corporation where he is also Non-Executive Chairman. Board 7 – Director, Ditech Communications Corporation.
Nils Hakansson 1937 (Trustee of LVIT since June 1998)	Retired. Sylvan C. Coleman Professor of Finance and Accounting Emeritus, Haas School of Business, University of California Berkeley, since 2003. From July 1969 to January 2003, Professor of Finance and Accounting, Haas School of Business, University of California, Berkeley (higher education).	41	None.
Rodman L. Drake 1943 (Trustee of LVIT since June 2006)	Co-Founder of Baringo Capital LLC (since 2002); President, Continuation Investments Group, Inc. (from 1997 to 2001).	41	Board 1 – Director and Chairman, Hyperion Total Return Fund, Inc. and Hyperion Strategic Mortgage Income Fund Inc. Board 2 – Director, Jackson Hewitt Tax Service Inc. Board 3 – Director, Student Loan Corporation. Board 4 – Celgene Corp.
Morrill Melton Hall, Jr. 1944 (Trustee of LVIT since June 2006)	Chairman (since 1984) and Chief Executive Officer (since 1991), Comprehensive Health Services, Inc. (health care management and administration).	41	None.

Independent Trustees

Name, Year of Birth, (Term of Office and Length of Time Served)	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Roger M. Lynch 1940 (Trustee of LVIT since June 2006)	Retired. President, Corporate Asset Funding Co., Inc. (asset securitization) (from 1987 to 1999); Limited Partner (from 1986 to 1999), Goldman Sachs & Co.	41	None.
Jonathan Piel 1938 (Trustee of LVIT since June 2006)	Cable television producer and website designer; Editor, Scientific American (1984-1986), and Vice President, Scientific American Inc., (1986-1994); Director, National Institute of Social Sciences; Member, Advisory Board, The Stone Age Institute, Bloomington, Indiana.	41	None.
John D. Collins 1938 (Trustee of LVIT since June 2006)	Retired. Consultant, KPMG, LLP (from July 1999 to June 2000); Partner, KPMG, LLP (from March 1962 to June 1999).	41	Board 1 – Director, Mrs. Fields Famous Brands LLC.

Interested Trustees

Name, Year of Birth, (Term of Office and Length of Time Served)	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Randall W. Merk[2] 1954 (Trustee of LVIT since June 2006)	Executive Vice President, Charles Schwab & Co., Inc. (2002-present); President, Schwab Financial Products, Charles Schwab & Co., Inc. (2002-present); Director, Charles Schwab Asset Management (Ireland) Limited; Director, Charles Schwab Bank, N.A. (since 2006). Prior to September 2002, President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc.	98	None.
James L. Bailey[2] 1945 (Trustee of LVIT since June 2006)	Chief Operating Officer of U.S. Trust Corporation (since December 2004) and Executive Vice President of U.S. Trust Corporation and United States Trust Company of New York (since 2003); President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc. and Excelsior Funds Trust (from 2003 to July 2004); Consultant in the financial services industry (from August 2000 to January 2003); Executive Vice President of Citicorp (from 1992 to August 2000).	41	None.

Officers

Name, Year of Birth, (Term of Office and Length of Time Served)[1]	Position with the Trust	Principal Occupation(s)
Evelyn Dilsaver, 1955 (Officer of LVIT since 09/05)	President & Chief Executive Officer	President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; President and Chief Executive Officer, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios; Executive Vice President, Charles Schwab & Co., Inc.; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. From June 2003 to July 2004, Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. Prior to June 2003, Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation.
George Pereira, 1964 (Officer of LVIT since 06/06)	Chief Financial Officer	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Treasurer and Principal Financial Officer, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc.; Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. From December 1999 to November 2004, Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc.
Jeffrey M. Mortimer, 1963 (Officer of LVIT since 06/04)	Vice President & Chief Investment Officer	Senior Vice President and Chief Investment Officer – Equities, Charles Schwab Investment Management, Inc., and The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios. Prior to May 2004; Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.
Koji E. Felton, 1961 (Officer of LVIT since 07/06)	Chief Legal Officer	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. Secretary and Chief Legal Officer, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios; Chief Legal Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. Prior to June 1998, Branch Chief in enforcement at U.S. Securities Exchange Commission in San Francisco.
Randall Fillmore, 1960 (Officer of LVIT since 09/04)	Chief Compliance Officer	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios; Chief Compliance Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. From 2002 to 2003, Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. From 2000 to 2002, Vice President, Internal Audit, Charles Schwab & Co., Inc.

Officers

Name, Year of Birth, (Term of Office and Length of Time Served)[1]	Position with the Trust	Principal Occupation(s)
Daniel Kern, 1961 (Officer of LVIT since 03/04)	Vice President	Vice President, Investment Operations, Charles Schwab Investment Management, Inc.; Assistant Treasurer, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios. Until September 2005, Assistant Treasurer, Laudus Trust and Laudus Variable Insurance Trust. Until December 2004, Vice President, Internal Audit, Charles Schwab Corporation. Prior to January 2003, Managing Director and Principal, Montgomery Asset Management.
Bill Thomas, 1962 (Officer of LVIT since 06/04)	Vice President	Senior Vice President, Distribution, Charles Schwab Investment Management, Inc.
Michael Haydel, 1972 (Officer of LVIT since 06/05)	Vice President & AML Officer	Vice President, Asset Management Client Services, Charles Schwab & Co., Inc. Until March 2004, Director, Charles Schwab & Co., Inc.
Alice Schulman, 1950 (Officer of LVIT since 01/04)	Clerk	Vice President & Assistant Secretary, Charles Schwab Investment Management, Inc.; Assistant Secretary, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios and The Charles Schwab Bank, N.A. Until 2003, Director – Project Management, Charles Schwab Investment Management, Inc.

1 The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

2 In addition to their employment with the investment adviser or an affiliate, Messrs. Merk and Bailey also own stock of The Charles Schwab Corporation. Mr. Merk and Bailey are Interested Trustees because they are employees of Schwab and U.S. Trust, respectively.

Definitions, Terms and Other Information

90 Day T-bill is a short-term discounted, government debt instrument of 90 days or less, issued in $10,000 denominations that pay its face value at maturity. The government issues Treasury bills weekly.

Alpha is a measure of a fund's risk-adjusted return. Alpha can be used to directly measure the value added or subtracted by a fund's manager. It is calculated by measuring the difference between a fund's actual returns and its expected performance given its level of market risk as measured by beta.

Beta is a measure of the volatility of a stock relative to the overall market. A beta of less than one indicates lower historical risk than the market; a beta of more than one indicates higher historical risk than the market.

Dividend Yield Risk measures the trailing 12 month dividend divided by current market price of the primary security of each company and is expressed in number of standard deviations from market mean. A higher reading on Yield in general means higher annual dividend yield based on current price relative to market.

GDP, or Gross Domestic Product, is the market value of the goods and services produced by labor and property in the United States.

The Standard & Poor's 500® (S&P 500) Index is an unmanaged index measuring large-cap U.S. stock market performance, and includes a representative sample of leading companies in leading industries.

Price to earnings ratio is the price of a stock divided by its historical earnings per share.

Price to book ratio compares the stock's market value to the value of the total assets less the total liabilities.

Price to cash flow ratio is the price of a stock dividend by its reported cash flow per share.

Relative strength is the rate that a stock falls relative to other stocks in a falling market or rises relative to other stocks in a rising market.

Return on equity represents the amount earned on a company's common stock investment for a given period, calculated by dividing common stock equity into net income for the period after preferred stock dividends but before common stock dividends.

Trading Activity is one of several risk factors commonly used to attribute a portfolio's return relative to its benchmark. Specifically, trading activity measures a stock's trailing 12 month trading volume relative to its total shares outstanding. It measures how actively traded a stock has been in the last 12 months.

Proxy Voting

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request by visiting www.laudus.com, the Securities and Exchange Commission's website at www.sec.gov, or by contacting Laudus Funds at 866.452.8387.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request by visiting www.laudus.com, or the Securities and Exchange Commission's website at www.sec.gov.

Quarterly Disclosure of Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q is also available at www.laudus.com.

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Manager
Charles Schwab Investment Management, Inc.
101 Montgomery Street
San Francisco, California 94104

Shareholder Services
1-888-517-9900

www.laudus.com

This report is for the information of the shareholders of the Laudus Rosenberg VIT Value Long/Short Equity Fund. Its use in connection with any offering of the Fund's shares is authorized only in case of concurrent or prior delivery of the current prospectus.

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